acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

May 19, 2006

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 11, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from October 1, 2005 through December 31, 2005, which are the documents of the Company required to be furnished to the Securities and Exchange Commission ("SEC") in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By S. Miyakawa
Name : Satoru Miyakawa
Title : Chief General Manager,

General Affairs Dept.

Attachment

List of material information made public in Japan from October 1, 2005 to December 31, 2005

	Date	Descriptions	Information* provided to
Exhibit 1	October 3, 2005	Notification of Making DC Servicer company., Ltd. to a Consolidated Subsidiary (English translation)	Public, Exchange
Exhibit 2	October 27, 2005	Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2006 (English translation)	Public, Exchange
Exhibit 3	October 27, 2005	Data Book (The Interim Period Ending March, 2006) (English translation)	Public, Exchange
Exhibit 4	October 27, 2005	Increase in Interim Dividend and Revision of Year-end Dividend Forecast for the Fiscal Year Ending March 2006 (English translation)	Public, Exchange
Exhibit 5	November 7, 2005	44th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange
Exhibit 6	November 7, 2005	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 7	December 2, 2005	"KEY NOTE" (the Semi-Annual Business Report for the 29th Fiscal Year) (Brief description in English)	Shareholders, Exchange
Exhibit 8	December 9, 2005	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 9	December 9, 2005	Semi-Annual Securities Report (Brief description in English)	DKLFB, Exchange
Exhibit 10	December 16, 2005	Notification of the Merger of Subsidiaries (English translation)	Public, Exchange
Exhibit 11	December 27, 2005	Notification of the Merger of Subsidiaries (English translation)	Public, Exchange

* "Exchange" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.

"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

EXHIBIT 1

RECEIVED
2006 MAY 30 P 1:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 3, 2005

**Notification of Making DC Servicer company., Ltd.
to a Consolidated Subsidiary**

ACOM CO., LTD. ("ACOM") has acquired all shares of DC Servicer company., Ltd. ("DC Servicer") and made it to ACOM's consolidated subsidiary on October 3, 2005.

1. Purpose

   ACOM has made DC Servicer to its consolidated subsidiary according to "Combination of Operations and Reorganization to Strengthen the Consumer Finance Business" upon which ACOM and Mitsubishi Tokyo Financial Group, Inc. (Present: Mitsubishi UFJ Financial Group, Inc.) reached a basic agreement on October 29, 2004. It is planned to integrate DC Serviser with IR Loan Services, Inc., which is part of ACOM Group, subject to receipt of approvals from the relevant authorities in the future.

   While strengthening loan servicing business by integrating both companies' know-how and functions, ACOM Group continuously intends to speed-up the growth of diversified financial businesses and to focus on expanding its earning base and increasing its market share in the view of entire consumer credit market.

2. Outline of the Company to be Subsidized

(1) Company Name:	DC Servicer company., Ltd.
(2) Head Office:	3-2, 1-chome, Dogenzaka, Shibuya-ku, Tokyo
(3) Representative:	Hiroshi Yagi
(4) Incorporated:	April 25, 2000
(5) Paid-in Capital:	500 million yen
(6) Principal Shareholders:	DC Card Co., Ltd. (Ownership Ratio: 100%)
(7) Business Outline:	Loan Servicing Business, Contraction for automated fund transfer / Payment guidance services
(8) Number of Employees:	27

(9) Business Results and Financial Position: (Millions of yen)

	Fiscal Year March 2004	Fiscal Year March 2005
Operating Income	282	274
Income Before Extraordinary Income	▲52	▲62
Net Income	▲53	▲62
Total Assets	292	231
Shareholders' Equity	250	187

3. Number of Shares Held

(1) Number of Shares Held (before transfer)

0 shares

(2) Number of Shares Transferred

10,000 shares

(3)Number of Shares Held (after transfer)

10,000 shares (Ownership Ratio: 100%)

4. Acquisition Method

Transferred from existing shareholders

5. Acquisition Date

October 3, 2005

6. Outlook

The influence on ACOM's consolidated business results for fiscal year ending March 31, 2006 is negligible.

7. Board of Directors of New Company

Directors and statutory auditors were appointed by the resolution at the DC Servicer's extraordinary shareholders' meeting held on October 3, 2005. President & Chief Executive Officer was also appointed by the Board of Directors held after the extraordinary shareholders' meeting. The appointed member is as follows;

(1) Appointment of Directors and Statutory Auditors

Director:	Akihide Izumi
Director:	Shizuyo Ichikawa (Lawyer)
Director:	Kenta Kanemoto
Director:	Masaki Nakamura
Statutory Auditor:	Tokihiko Oka
Statutory Auditor:	Masayuki Hisamichi
Statutory Auditor:	Shinobu Hashimoto

(2)Appointment of President & CEO

President & CEO:	Akihide Izumi

(3)Appointment of Standing Statutory Auditor

Standing Statutory Auditor:	Tokihiko Oka

EXHIBIT2

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2006 (Consolidated)

October 27, 2005

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2006 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/englsih/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 5533-0631
Date of the board of directors' meeting for the account settlement:	October 27, 2005
Name of parent and other related companies:	Mitsubishi UFJ Financial Group, Inc., (Code No.:8306), 4 other companies
Percentage of shares of voting stock of the Company owned by the parent and other related companies:	15.20%
U.S. accounting standards:	Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Interim Accounting Period (from April 1, 2005 to September 30, 2005)
(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/05 (Interim)	222,182	2.6%	78,792	0.2%	79,916	2.7%
9/04 (Interim)	216,650	(1.0%)	78,645	30.4%	77,839	30.7%
3/05 (Annual)	433,965		144,361		143,347	

	Net Income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)
9/05 (Interim)	46,351	3.9%	294.29	294.15
9/04 (Interim)	44,606	35.5%	283.32	283.19
3/05 (Annual)	81,533		516.24	515.96

Notes: 1. Gain (loss) on investments in equity-method: 251 million yen in 9/05 (interim), -1,037 million yen in 9/04 (interim), and -1,801 million yen in 3/05 (annual)

2. Average outstanding shares during the period(consolidated): 157,501,805 shares in 9/05 (interim), 157,442,962 shares in 9/04 (interim), and 157,866,942 shares in 3/05 (annual)

3. Change in accounting polices: none

4. Regarding operating income, operating profit, income before extraordinary items and net income above, the figures in percentages show the growth of change from previous interim accounting period.

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholder's Equity per Share (Yen)
9/05 (Interim)	2,081,360	905,547	43.5%	5,762.61
9/04 (Interim)	2,030,451	832,825	41.0%	5,261.21
3/05 (Annual)	2,077,334	863,760	41.6%	5,456.40

Note: Number of shares issued at the end of the period (consolidated): 157,142,039 shares in 9/05 (interim), 158,295,587 shares in 9/04 (interim), and 158,295,574 shares in 3/05 (annual).

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
9/05 (Interim)	41,548	(43,678)	(51,375)	92,661
9/04 (Interim)	68,229	(4,050)	(72,965)	150,131
3/05 (Annual)	141,014	(17,350)	(136,508)	145,920

(4) Scope of Consolidation and Equity Method

Number of consolidated subsidiaries:	18
Number of unconsolidated subsidiaries accounted for under equity method:	-
Number of unconsolidated affiliates accounted for under equity method:	1

(5) Change in Scope of Consolidation and Equity Method

Consolidated subsidiaries (addition):	2
Consolidated subsidiaries (exclusion):	1
Affiliates accounted for under equity method (addition):	-
Affiliates accounted for under equity method (exclusion):	1

2. Forecasts for the Fiscal Year Ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Annual	442,100	146,700	86,300

Reference: Forecasted net income per share (annual): 548.95 yen

[Annexed Materials]

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 18 subsidiaries (including investing business association) , and 1 affiliate as well as 2 other related companies and 3 subsidiaries of other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance business, guarantee business, and loan servicing business. Other business lines include rental business, advertising agency, real estate-related business, and insurance agency business. The following table explains the positioning of each group company.

Segment		Company Name	Business Outline	Classification
Financial Service Businesses	Loan Business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	――
		DC Cash One Ltd.	Unsecured loan business	Consolidated subsidiary
		JCK CREDIT CO., LTD.		
		DC Card Co., Ltd.		Equity-method affiliate
		EASY BUY Public Company Limited	Unsecured loan business in Thailand	Consolidated subsidiary
	Credit Card Business	ACOM CO., LTD.	Credit card business of which the principal commodity is ACOM MasterCard®	――
		DC Card Co., Ltd.	Credit card business of which the principal commodity is DC CARD	Equity-method affiliate
	Installment Sales Finance Business	ACOM CO., LTD.	Installment sales finance business	――
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		EASY BUY Public Company Limited	Hire purchase business in Thailand	
	Guarantee Business	ACOM CO., LTD.	Guarantee business for personal loan of banks, etc.	――
		DC Cash One Ltd.		Consolidated subsidiary
		DC Card Co., Ltd.	Loan guarantee business for banks, etc.	Equity-method affiliate
	Loan Servicing Business	IR Loan Servicing, Inc.	Loan recovery (servicing) business	Consolidated subsidiary
	Others	RELATES CO., LTD.	Entrusted with call center functions of banks, etc.	Consolidated subsidiary
		AC Ventures Co., Ltd.	Development, investment, promotion and support of venture companies	
		ACOM FUNDING CO., LTD.	Financial services for ACOM (Special Purpose Company)	
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management	
		ABS CO., LTD.	Maintenance of buildings and other properties	
		AB PARTNER CO., LTD.	Back-office services	
		ACOM PACIFIC, INC.	――	
		ACOM (U.S.A.) INC.		
		ACOM INTERNATINAL, INC.		
Other Related Company		Mitsubishi Tokyo Financial Group, Inc.	Bank holding company	Other related company
		The Mitsubishi Trust and Banking Corporation	Trust bank business	Subsidiary of other related company
		Mitsubishi Securities Co., Ltd.	Securities business	
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. ACOM (U.S.A.) INC. and ACOM INTERNATIONAL, INC. suspended their operation; therefore, outlines of their businesses are omitted above.

2. ACOM PACIFIC, INC. operated and maintained ACOM's health resorts in Guam (U.S.A.). However, it sold the health resorts on September 7, 2005, and completed its objective, therefore, the business outline is omitted in the table above.

3. SIAM A&C CO., LTD. changed its corporate name to EASY BUY Public Company Limited on April 1, 2005.

4. On September 2, 2005, ACOM sold all of its holding shares of CHILEASE ACOM FINANCE CO., LTD., which was an equity-method affiliated company.

5. Mitsubishi UFJ Financial Group., Inc. was created upon the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. on October 1, 2005. Furthermore, The Mitsubishi Trust and Banking Corporation was changed to Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi Securities Co., Ltd. was changed to Mitsubishi UFJ Securities Co., Ltd.

Diagram of Business of ACOM Group


Customers
Loan business and guarantee business
DC Cash One Ltd. (Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Loan business
Credit card business
Installment sales finance business
Guarantee business
Credit card business, loan business and guarantee business
DC Card Co., Ltd. (Equity-method affiliate)
Hire purchase business and loan business
EASY BUY Public Company Limited (Consolidated subsidiary)
Installment sales finance business and loan business
JCK CREDIT CO., LTD. (Consolidated subsidiary)
Loan recovery (servicing) business
IR Loan Servicing, Inc. (Consolidated subsidiary)
Recovery (servicing) business for installment sales finance debts
Financial services
ACOM FUNDING CO., LTD. (Consolidated subsidiary)
Entrusted with call center functions of guarantee business partner
RELATES CO., LTD. (Consolidated subsidiary)
AC Ventures Co., Ltd. (Consolidated subsidiary)
ACOM
Comprehensive rental business
ACOM RENTAL CO., LTD. (Consolidated subsidiary)
Advertising and outlets' interior design
JLA INCORPORATED (Consolidated subsidiary)
Mitsubishi Tokyo Financial Group, Inc. (Other related company)
The Mitsubishi Trust and Banking Corporation (Subsidiary of other related company)
Mitsubishi Securities Co., Ltd. (Subsidiary of other related company)
Insurance services
AJAST Ltd. (Consolidated subsidiary)
Real estate management
ACOM ESTATE CO., LTD. (Consolidated subsidiary)
Cleaning of stores and building management
ABS CO., LTD. (Consolidated subsidiary)
Maruito Shokusan Co., Ltd. (Other related company)
Maruito Shoten Co., Ltd. (Subsidiary of other related company)
Back-office service
AB PARTNER CO., LTD. (Consolidated subsidiary)

Note: 1.ACOM (USA) INC., ACOM INTERNATIONAL, INC. and ACOM PACIFIC, INC. suspended its operation, therefore, they are eliminated from the diagram.
2.Investing business association is omitted as it operates funds.
3.Mitsubishi UFJ Financial Group., Inc. was created upon the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. on October 1, 2005. Furthermore, The Mitsubishi Trust and Banking Corporation was changed to The Mitsubishi

2. Management Policy

(1) Basic management policy

We, ACOM Group, were founded with the motto "Extending the feeling of confidence from person to person" in which we have placed our corporate philosophy of "Serving humanity", "Putting the customer first", and "Creative and innovative management" to deepen mutual trust between all stakeholders and achieve growth in concert with society.

(A) Expanding business fields and strengthening the revenue base by aggressively pushing forward business operation based on Group management

ACOM Group focuses on promoting its Group management by enhancing coordination among our respective ACOM Group businesses, centered on our financial service companies and taking advantage of the synergy effect created by a tie-up with Mitsubishi UFJ Financial Group, Inc. (hereafter, "MUFG") to the fullest, aiming at expanding the scale of our financial service business. At the same time, we will aggressively seek deployment of our business overseas, mainly in countries in Asia. We will also proactively push ahead with our efforts to enter new business fields by leveraging the varied business expertise we have cultivated over the years and strengthen our revenue base.

(B) Building up business scale by strengthening competitiveness in sales and services

ACOM Group will further enhance our competitiveness in sales and services, push forward with the expansion of our business scale, and improve asset quality by implementing sophisticated marketing techniques that respond to changes in environment, while building firmer customer trust based on our principle of "Customer First." We will also try to improve our credit screening technique by enhancing our computer credit screening system and clarifying our customer segments into smaller categories, among others.

(C) Reinforcing competitive edge by accomplishing drastic operational reforms

We have focused on cost-cutting operations in pursuit of high profitability through reduction of outlet expenses by introducing the "MUJINKUN" (automatic contract machines) and promoting the efficient use of personnel.
We will enhance our cost competitiveness by accomplishing drastic reforms in business operations at all of our group companies, improving efficiency in business management and further promoting low-cost operations into the future. To achieve these goals, we are conducting a full-scale review of our existing business operations in an effort to create a more robust system framework.

(D) Nurturing professionals

In preparation for future business growth, we will endeavor to nurture professionals with financial expertise in our group and personnel who will be responsible for future management by implementing systematic job rotations, on-the-job training, and educational programs.

(E) Spreading business ethics (Compliance)

ACOM Group positions strict compliance with business ethics as one of our important management challenges and promotes the adoption of business ethics based on the "ACOM Ethical Codes for Business" and "Business Ethics Execution Three-Year Plan." ACOM Group enforces strict control and management in handling private information, with the focus on our customer information. In response to the implementation of the Law concerning Protection of Private Information, we continuously put strict measures in place by creating relevant rules and regulations, developing information control system and providing thorough education and training to our employees.

We will further push forward deeper permeation of business ethics (Compliance) in all departments and officers in order for the ACOM Group to achieve long-term growth and fulfill our social responsibilities into the future.

We are also pleased to announce that a total of 281 group employees succeeded in passing a financial licensing examination, the Financial Business Proficiency Examination for Compliance Officers (Consumer Finance Course: 218 employees, Credit Company Course: 63 employees) administered by the Kinzai Institute for Financial Affairs, Inc. in June 2005. Furthermore, we have received "Excellent Group Result Commendation" in both courses (3 years in a row in Consumer Finance Course).

(2) Basic policy on profit distribution

With regard to profit distribution to shareholders, it is our basic policy to attempt aggressive and continuous profit distribution with enhanced dividend, taking into consideration the economic and financial situation and our own performance.

Based on this policy, we paid an interim dividend of 70 yen per share for this interim period ended September 30, 2005. We intend to pay a year-end dividend of 70 yen per share at the end of this fiscal year, making a dividend for the full financial year of 140 yen per share. Retained earnings will be allocated to strategic investments to enhance our business base, including optimal relocation of business outlets, improvements to the business structure to achieve a low-cost operation system, construction of a unified administration system, and development of new businesses.

In addition, we repurchased 628,940 shares of our common stock on the Tokyo Stock Exchange in June 2005.

(3) Reduction in the number of shares comprising a trading unit

At a meeting of the board of directors held on February 18, 2002, a reduction from 100 to 10 shares comprising a single trading unit was approved. This measure, intended to increase the liquidity of ACOM's shares and expand the range of investors, took effect on May 1, 2002.

We will continue to consider appropriate measures to reduce the number of shares comprising a trading unit, taking into account the trends in the stock market and ACOM's share prices.

(4) Performance goals and indicators

We have adopted a series of performance goals and indicators intended to guide the ACOM Group toward the achievement of higher shareholder value and the continuation of stable business management. In this context, special emphasis is placed on a consolidated return on shareholders' equity (ROE). Similarly, we are intent on improving such indicators of overall management performance as shareholders' equity ratio, ratio of income before extraordinary items to total assets, ratio of income before extraordinary items to operating profit, and net income per share.

(5) Mid-to-Long Term Business Strategy of the Company

In terms of the business environment surrounding ACOM Group, it is the situation where the management effort more than the past is needed. While Domestic business condition somewhat has been increasing brightness, the change of market structure such as the progress of aging society with a falling birthrate, diversification of consumer needs and new entry to our industry from different type of business has been progressing.

Against this backdrop, we have coined the phrase "Best Life Partner" to describe our vision for the business over the medium term. With a focus on the consumer credit market as a whole, we will continue to develop our loan business, credit card business, installment sales finance business, guarantee business and loan servicing business as core businesses. By offering advanced comprehensive financial services, we hope to win the complete satisfaction and trust of our customers.

We will strive to build a foundation for mid-term growth focused on expanding financial business leveraged by the business tie-up with MUFG Group and widening our scope of diversified financial businesses such as call center operations based on our expertise accumulated over the years in consumer finance business, IT technology including channel development, and low-cost operations such as the centralization of operations.

(6) Tasks to be tackled

The business environment surrounding our group is becoming increasingly severe due to intensified competition resulting from widening diversification of consumer needs, full-fledged arrival of an aging society with fewer children and mounting market penetration by new entrants from other business sectors.

To cope with this difficult market situation, our group will strongly promote such measures as "expanding business fields and strengthening the revenue base by aggressively pushing forward business operation based on Group management", "building up business scale by strengthening competitiveness in sales and services", "reinforcing competitive edge by accomplishing drastic operational reforms", "nurturing professional" and "spreading business ethics".

Our group will also try to maximize our corporate value by securing solid management bases and stable revenue bases

through the utmost use of the merits of our business alliance with MUFG Group, including wider market coverage potential, improved credibility and upgraded brand image.

(7) Basic idea concerning corporate governance and status of its execution

(A)Basic idea concerning corporate governance

It is our basic idea of the corporate governance to secure the soundness, transparency and efficiency of management through "the achievement of thorough compliance", "Expansion of the internal management system", "Strengthening of the risk management operation", and "Promotion of active disclosure", etc. In order to improve the shareholder value continuously through business activities and to meet the shareholders' expectations, our Group regards the enhancement of the corporate governance as a key management task.

(B) Details of ACOM organization and status of internal control system

(a)Basic system of our organization

ACOM adopts an auditor system, and the Board of Directors and Statutory Auditors monitor and supervise our business operations. With the introduction of the executive officer system in June 2003, we are enhancing and strengthening execution functions by department and operation, making clear distinctions between the roles of supervision and business execution, and making efforts to strengthen the monitoring and supervising function along with the auditor system. In the future, we will improve functions under the existing system and, at the same time, examine ways to further enhance our corporate governance and its system.

(b) Corporate management system and internal control systems

1. Corporate governance chart



General Meeting of Shareholders
Appointment
Appointment
Appointment
Board of Directors
Auditing
Board of Statutory Auditor's
Statutory Auditors
Cooperation
Auditing
Reporting
Supervision
Auditing
Execution Function
Executive Officers Meeting
Instruction
Reporting
Affiliated Companies Coordination Board
Business Ethics Committee
Supervision
Auditing
Independent Auditors
Guidance
Reporting
Reporting
Instruction
Affiliated Companies
Business Enforcement Office
Internal Inspection
Internal Audit Dept.
Reporting

2. Details of our organization

(Board of Directors)

The Board of Directors consists of a small group of 11 directors (one of whom is an outside director) to enable speedy business judgments. The Board of Directors decides important matters related to business management, including business strategies and business planning, and mutually monitor the performance of its fellow directors and supervises the business execution of executive officers, etc. The Board of Directors normally meets once a month, but also convenes on other occasions when this is necessary.

(Board of Statutory Auditors)

The Board of Statutory Auditors consists of four auditors (three of whom are outside auditors). The Board of Statutory Auditors receives reports concerning important audit-related matters, holds discussions, and passes resolutions. The Board of Statutory Auditors generally meets once a month, but also convenes on other occasions when this is necessary. "Statutory Auditor's Office" was established to beef up the auditor function, with three staff assisting the Statutory Auditors.

(Executive Officers' Meeting)

The Executive Officers' Meeting, which consists of senior-level executive officers, discusses, in accordance with basic policies determined by the Board of Directors, important matters concerning the management of the Company and its affiliated companies and determines or approves courses of action. It also coordinates key matters relating to business execution at all the company's departments and divisions. Executive Officers' Meetings are normally held three times a month, but they are also held on other occasions when necessary.

(Affiliated Companies Coordination Board)

The Affiliated Companies Coordination Board comprises senior-level executive officers and representatives of other group companies. It discusses important matters concerning the management of affiliated companies, maintains communication with them, and coordinates important matters concerning the execution of their business. The Affiliated Companies Coordination Board normally meets once a month, but also convenes on other occasions when this is necessary.

(Business Ethics Committee)

The Business Ethics Committee, which is made up of pre-appointed senior-level executive officers, discuss and verify basic policies on the practice of business ethics (compliance), with an aim towards improving business ethics among our officers and employees. It also verifies and makes recommendations on matters such as measures to spread business ethics (compliance), compliance education measures for our officers and employees, corrective measures against compliance breaches, and compliance improvement measures. The Business Ethics Committee meets when convened by its chairperson, one of its members, or its own administrative office.

(c) Status on Internal Audit and Audit by Statutory Auditor

(Internal Audit)

The Inspection Department was reorganized into the Internal Audit Department as of April 1, 2005 with an aim towards establishing a firm internal auditing system and further enhancing the internal control system.

ACOM's Internal Audit Department, which consists of 38 inspectors, verifies and evaluates compliance of relevant laws and regulations at our operational divisions, our efforts and control on the protection of private information and other internal control efforts, and makes recommendations on ways to correct problems. Opinions based on its evaluations , which are not only whether they are in compliance but also whether they are appropriate and effective, are being forwarded to relevant departments and divisions. The results of internal audits are regularly reported at the Board of Directors' Meeting and the Executive Officers' Meeting, as well as to the Statutory Auditors, and coordination is also made with the auditing by the Statutory Auditors.

(Auditing by the Statutory Auditors)

The Statutory Auditors attend important meetings such as the meeting of the Board of Directors and audit the performance of directors and executive officers, etc. by examining business operations and the status of company assets based on its audit policies and audit planning. Its audit policies state: "The Statutory Auditors shall provide appropriate advice and recommendations at an appropriate timing that contributes to the building of a further solid base for compliance and proper business ethics taking consideration of corporate social responsibilities and governance. The Statutory Auditors supervise the independence of independent auditors and evaluate, in coordination with independent auditors and the internal audit department, the development of internal control systems while acquiring an accurate understanding of the actual state of the company's business management. In addition, Statutory Auditors shall endeavor to collect information on respective group companies and their business management while coordinating closely with auditors at ACOM's subsidiaries, in view of the

consolidated business of the ACOM Group." Statutory Auditors also attempt to coordinate with independent auditors through examining the "annual audit plan," exchanging opinions on "audit reports" and "summary and results of audits", etc., and accompanying independent auditors on visits.

(d) Status on Accounting Audit

(Names of Certified Public Accountants who have audited our accounting, the names of audit corporations with which they associate, and years of their active career in auditing on a continuous basis)

Engaged partner: Chikara Chikami SHIN NIHON & CO. Years in auditing (on a continuous basis): 11 years

Engaged partner: Yasuo Matsuura SHIN NIHON & CO.

(Composition of Assistants for ACOM's accounting audit)

Certified Public Accountants: 5 persons

Assistant Certified Public Accountants: 7 persons

Other assistants: 2 persons

(e) ACOM's relationship with outside directors and outside auditors

Outside Officer	Relationship with ACOM
Director: Tatsunori Imagawa	Vice President of Mitsubishi Tokyo Financial Group, Inc., (Present: Mitsubishi UFJ Financial Group, Inc.) which has capital and business relations with ACOM. Mitsubishi Tokyo Financial Group, Inc. holds ACOM's shares and the ratio to total voting right is 15.20%.
Auditor: Koichi Shimizu	None
Auditor: Satoshi Ito	None
Auditor: Norikatsu Takahashi	None

(C)Status on development of risk management system

As the environment surrounding ACOM Group changes, the risks we face are becoming more complex and diverse, and the enhancement and strengthening of a robust risk-management framework is one of management's most important tasks. Such a framework is crucial for enabling us to understand the risks we face, maintain sound management of our company, keep our earnings stable, and continue to grow the business.

Our core risk-management policy is defined in our Business Risk Management Regulations. We are also clarifying the risks we need to manage, the departments responsible for managing them, and the risk-management techniques that should be adopted. In addition, we have also entrusted overall responsibility for risk management to the Corporate Management Department, which is tasked with the centralized management of operational risk. These measures demonstrate our commitment to the development of a strong and unified risk-management system.

In regards to our information assets, including our customers' personal information, ACOM has established an Information Security Committee consisting of senior-level executive officers as of April 1, 2005 in order to implement various measures including appropriate security control measures against assumed risks, and to further tighten control on information security.

(Risk-Management Chart)


Board of Directors
Executive Officers Meeting
Business Ethics Committee
Information Security Committee
General Risk Management (Corporate Management Dept.)
Legal Risk
Credit Risk
Marketability Risk
Liquidity Risk
Office Work Risk
Information Assets Risk
Accident/Disaster Risk
Legal Dept.
Credit Supervision Dept. No.1
Treasury Dept.
Operation Risk Management Dept.
General Affairs Dept.
Business Ethics (Business Ethics Office)
Each Department/Group Companies
Internal Audit Dept.

(8) Matters related to the Parent Company, etc.

(A) Business names, etc. of the Parent Company, etc.

Business name or name of Parent Company, etc.	Attribute	Percentage of ownership of voting rights held by the Parent Company, etc. (%)	Stock Exchange, etc. under which the Parent Company (etc.)'s stock is listed
Maruito Shokusan, Co., Ltd.	Applicable other company where listed company is the affiliate of the other company	19.87 (2.46)	-
Mitsubishi Tokyo Financial Group, Inc. (Mitsubishi UFJ Financial Group, Inc.)	Same as the above	15.20 (2.01)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section New York Stock Exchange (U.S.A) London Stock Exchange (UK)
Maruito Shoten Co., Ltd.	Same as the above	2.46 (-)	-
The Mitsubishi Trust and Banking Corporation (Mitsubishi UFJ Trust and Banking Corporation)	Same as the above	2.01 (-)	-
Mitsubishi Securities Co., Ltd. (Mitsubishi UFJ Securities Co., Ltd.)	Same as the above	0.00 (-)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section Nagoya Stock Exchange First Section

(Note) 1.The percentages in ( ) under the Percentage of ownership of voting rights held by the Parent Company, etc. column indicates that of indirect ownership.

2.The corporate name in ( ) in Business name or name of Parent Company, etc. Column represents the corporate name as of October 1, 2005.

(B) Business name or name of entity among parent company, etc., that is considered to have the most influence on ACOM, and the reason.

Business name or corporate name	Reason
Mitsubishi Tokyo Financial Group, Inc. (Mitsubishi UFJ Financial Group, Inc.)	○ The ownership percentage of voting rights of Mitsubishi Tokyo Financial Group, Inc. in ACOM is 15.20% in total, together with percentages of its subsidiaries, The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd. ○ ACOM and Mitsubishi Tokyo Financial Group, Inc. engage in a business alliance in the retail field. ○ One of Mitsubishi Tokyo Financial Group, Inc.'s Directors concurrently holds an outside director position at ACOM.

(Note) The corporate name in ( ) in Business name or name of Parent Company, etc. Column represents the corporate name as of October 1, 2005.

(C) ACOM's position in relation to the Group Companies of the Parent Company, etc. and other relationships concerning ACOM and the Parent Company.

(a) ACOM's position in relation to the Group Companies of the Parent Company, etc.
Mitsubishi UFJ Financial Group, Inc. owns 15.20% of voting rights in ACOM, together with its subsidiaries, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd. One of MUFG's directors concurrently holds an outside director position at ACOM, and ACOM is an MUFG affiliate in terms of application of the equity method.

The aims of ACOM's business tie-up with MUFG are to boost revenue by strengthening and enhancing our competitiveness in the consumer finance market within retail business, and to contribute to the sound development of Japan's consumer finance market. A capital alliance between the two companies is also in place in order to maintain an even closer and more comprehensive business tie-up for a long time.

The independence of ACOM's business management is ensured through establishment of the corporate governance system described in the section of "(7) Basic idea concerning corporate governance and status of its execution", which enables us to independently engage in business operations and business management decision making.

(b) Other relationships concerning ACOM and the Parent Company
Maruito Shokusan Co., Ltd. engages in real estate leasing business, and Kyosuke Kinoshita, Chairman of ACOM is the President of Maruito Shokusan Co., Ltd; Shigeyoshi Kinoshita, President & CEO of ACOM is the managing director of Maruito Shokusan Co., Ltd.; Maruito Shoten Co., Ltd. is a subsidiary of Maruito Shokusan Co., Ltd.; Neither Maruito Shokusan Co., Ltd. nor Maruito Shoten Co. Ltd. has a business relationship or transactions with ACOM.

3. Business Results and Financial Position

(1) Business results

(A) Interim business results for the current fiscal year

Thanks to continuing active capital investment due to the high level of corporate earnings and the steady recovery of consumer expenditure reflecting the improved employment situation and wage levels, our economy as a whole has shown a gradual upturn during the first half of the current consolidated accounting period despite unstable negative factors such as continuing high oil prices and repeated natural disasters hitting the Japanese islands and overseas countries. However, the business environment surrounding our group is becoming increasingly severe due to intensified competition resulting from widening diversification of consumer needs, full-fledged arrival of an aging society with fewer children, and mounting market penetration by new entrants from other business sectors.

In such circumstances, under our medium-term business policy of establishing management bases that enable us to realize sustainable growth parallel with the progress of society and to respond changes of business environment, our group has aimed at expanding our business fields and business scale and amplifying our revenue bases by promoting comprehensive consumer credit services that include loan as our core business, credit card, installment finance, guarantee and loan servicing businesses.

The following are the major strategic measures adopted during the first half of the current consolidated accounting period.

(Reorganization)

To strengthen promotional functions for the development of overseas business as well as for creating domestic and foreign new business opportunities including M & A and new investment projects, the Affiliated Enterprises & Business Development Department was divided into "Affiliated Enterprises & Business Development Department" and "Overseas Business Development Department" in April of this year. In addition, the Inspection Department was reorganized into "Internal Audit Department" to enhance the internal auditing function and amplify the internal management system.

Furthermore, to strengthen promotional, controlling and planning functions in the business field, the Business Promotion Department was divided into "Business Promotion Department" and "Business Planning Department" in July of this year, and, on October 1, 2005, "Advertising Department" was newly established by separating the publicity and advertisement functions from the Business Planning Department so as to enhance and amplify those functions.

(Domestic business development)

In accordance with the basic agreement concluded with the Mitsubishi Tokyo Financial Group Inc. (Present: Mitsubishi UFJ Financial Group Inc.) on October 29, 2004, we had been discussing about making DC Servicer company., Ltd., which is a MUFG's Group company, our consolidated subsidiary.

On October 3, 2005, we acquired all shares of DC Servicer company., Ltd. so as to make it our 100% owned subsidiary. Our Group will proceed to integrate the management of DC Servicer Company., Ltd. and that of IR Loan Servicing, Inc., one of our Group companies, and enhance our loan servicing business by using the business know-how and expertise held by these two companies to the utmost.

In addition, we acquired 31,835,000 shares of OMC Card, Inc. (14.9% of the total number of shares issued) during August to September of this year to establish a friendly business relationship with them.

(Overseas business development)

Under joint capitalization with Peking University, the leading university representing academic institutions in the People's Republic of China, PKU-ACOM Financial Information Research Center (located in the city of Beijing, the People's Republic of China) was set up in September of this year for the purpose of conducting joint research work with respect to consumer finance and financial information systems in China, in which our Group provides comprehensive support for joint management of the institution, including the dispatch of study teams to engage in joint research and study work with the members of Peking University.

In September of this year, we sold all of our stockholding of CHAILEASE ACOM CINANCE CO., LTD., our equity method subsidiary which had been conducting hire-purchase business in Taiwan, to CHAILEASE FINANCE CO., LTD., our joint venture partner.

(Loan business)

In the field of the loan business that constitutes our core financial business, we are exerting our best efforts to realize key objectives such as enhanced new-customer-drawing potential, reinforced profitability by improving asset quality and further improvement in operational procedures with "Conversion to growth" as a slogan.

The strategic measures adopted to enhance our new-customer-drawing potential include full-scale introduction of the "QUICK MUJIN" simplified automatic contract machines that were experimentally introduced in December of last year, extension of operating hours in unstaffed branches, and thorough review of advertising content.

In the field of credit risk management, we continuously maintain a policy of strict credit-screening and actively promote human consulting services by specialized staff, such as customer counseling service and payment advisory service, to improve the quality of our credit portfolio management.

We also exercise thorough reviews of our operational procedures to improve the quality and efficiency of our customer service and reinforce our business competitiveness.

DC Cash One Ltd. (hereinafter referred to as "DC Cash One"), our consolidated subsidiary, has newly opened dedicated DC Cash One counters in our 24 staffed branch offices and, from August of this year, started to accept new Cash One service applications from our "QUICK MUJIN" simplified automatic loan application machines.

Thus, with expanded reception counter facilities and ATM networks born from the close collaboration with financial institutions, we will continue to exert our best efforts to maximize the convenience of our financial services and synergy effects resulting from our business collaboration with DC Cash One.

Meanwhile, EASY BUY Public Company Limited, which conducts financial service business in Thailand, is steadily expanding.

As a result of the foregoing, loans receivable at the end of the first half of this fiscal year has increased by 17,778 million yen during the semi-annual term to stand at 1,697.962 billion yen (increased by 1.1% compared to the end of previous fiscal year), while interest on loans receivable has amounted to 195.781 billion yen (increased by 2.9% year on year).

(Credit card and installment sales finance businesses)

In the credit card business, efforts put forth in sales of ACOM Master Card® through immediate card issuing machines operative in conjunction with our "MUJINKUN" automatic contract machines and other tie-up cards resulted in an increased number of cardholders, amounting to as many as 1,220 thousand people, at the end of the first half of this fiscal year (increased by 2.4% compared to the end of previous year).

In the installment sales finance business, efforts have been paid primarily in enhancing sales support in favor of existing member stores by mobilizing our nation-wide operation network consisting of 9 branches and 12 representative offices located in the major metropolitan areas, as well as in acquisition of new member stores.
Despite the sales efforts exerted under enhanced collaboration with our 100% owned subsidiary, JCK CREDIT CO., LTD. the balance of installment accounts receivable recorded negative growth at the end of the first half of this fiscal year when compared to the previous year. The installment accounts receivable has decreased by 18,698 million yen during the semiannual period to stand at 158,079 million yen (decreased by 10.6% compared to the end of previous year), while the fees from credit card business for the same period resulted in 3,144 million yen (increased by 2.6% year on year) and fees from installment sales finance resulted in 7,291 million yen (decreased by 14.3% year on year).

(Guarantee business)

Under the close business collaboration with our 100% owned subsidiary, RELATES CO., LTD., which started its business from March of this year, we have been trying to expand our guarantee business by providing active business support to our existing guarantee business partners and by exerting our best efforts to acquire new business partners.

The consolidated balance of guaranteed loans receivable at the end of the first half of the current fiscal year stood at 83,580 million yen, while fees from credit guarantees for the same period amounted to 2,530 million yen (decreased by 20.2% year on year, however increased by 29.8% on the unconsolidated basis) and operating income of the guarantee business which includes consignment fees of guarantee business amounted to 3,013 million yen., (decreased by 14.2% year on year, but increased by 30.9% on the unconsolidated basis), in which the effects of our DC Cash One buy-out transaction brought about decreased credit guarantee income through internal set-off transaction (by setting off our guarantee income against DC Cash One's guarantee expense) was incorporated.

Meanwhile, we entered new respective personal loan guarantee agreements with The Joyo Bank, Ltd. and The Gunma Bank, Ltd. on October 3 of this year.

(Loan servicing business)

We have primarily been promoting the loan servicing business initiated through our capital investment in IR Loan Servicing, Inc. by the purchase of loans and debt collection services. We have also been actively engaged in providing clerical work outsourcing service, temporary staffing service and corporate restructuring support service so as to create synergy effects for the expansion of these business criteria.

The collection of purchased receivables during the first six months of the current fiscal year amounted to 4,936 million yen (increased by 33.4% year on year), and operating income of loan servicing business for the same period stood at 5,323 million yen (increased by 32.0% year on year) including consignment fees.

Meanwhile, in June of this year, IR Loan Servicing, Inc. was granted the "Privacy Mark" authorized by Japan Information Processing Development Corporation (JIPDEC).

As a result of the foregoing, our consolidated operating income for the current interim consolidated accounting period stood at 222,182 million yen (increased by 2.6% year on year), operating expenses amounted to 143,390 million yen (increased by 3.9% year on year), income before extraordinary items amounted to 79,916 million yen (increased by 2.7% year on year), and interim net income stood at 46,351 million yen (increased by 3.9% year on year).

(B) Forecast for this full financial year

The business environment surrounding us is expected to continue to be tough for the coming future. Despite the foregoing, we continuously exert our corporate-wide best efforts to realize "The Best Life Partner," a corporate image capable of acquiring great customer confidence and satisfaction through expansion of our business fields and amplification of our revenue bases.

With respect to forecast for this full financial year, it is estimated that our consolidated operating income will amount to 442.1 billion yen (increased by 1.9% year on year), income before extraordinary items will stand at 146.7 billion yen (increased by 2.3% year on year), and net income for the Year will amount to 86.3 billion yen (increased by 5.8% year on year).

(2) Financial position

(A) Financial position

The financial position of our group at the end of the current interim accounting period showed that the total assets increased by 4,026 million yen and shareholders' equity increased by 41,787 million yen, resulting in an increase of shareholders' equity by 1.9 points to stand at 43.5%.

The details of principal changes in our balance sheet items in respective terms of assets, liabilities and shareholders' equity accounts are as follows:

(Assets)

In terms of the asset account, current assets decreased by 55,681 million yen during the first six-month accounting period of the current fiscal year, while fixed assets showed an increase of 59,707 million yen during the same period.

In the breakdown of our current assets, the loans receivable showed an increase of 17,778 million yen during the first six-month accounting period of the current fiscal year, while installment accounts receivable decreased by 18,698 million yen during the same period. There was a drop of 10,329 million yen in deferred tax assets due to a decrease in our excessive amount of allowance for bad debts, and short-term loans showed a decrease of 50,844 million yen during the aforementioned six-month accounting period.

The increase in fixed assets was principally due to an increase of 65,031 million yen in investments in securities as a result of our share acquisition of OMC Card, Inc.

(Liabilities)

In terms of the liability account, current liabilities increased by 27,036 million yen during the first six-month accounting period of the current fiscal year, while fixed liabilities showed a decrease of 64,883 million yen during the same period. As a result, total liabilities at the end of the first six-month accounting period of the current fiscal year declined by 37,847 million yen.

In the breakdown of our current liabilities, interest-bearing liabilities that include loans and bonds showed an increase of 39,552 million yen during the first six-month accounting period of the current fiscal year, while accrued income taxes declined by 5,879 million yen and deferred income on installment sales showed a drop of 2,035 million yen during the same period.

In the breakdown of our fixed liabilities, the long-term loans declined by 73,515 during the first six-month accounting period of the current fiscal year, while deferred tax liabilities showed an increase of 8,844 million yen during the same period due to an increase in market price of holding securities etc..

(Shareholders' equity)

In the shareholders' equity account, the earned surplus showed an increase of 37,608 million yen during the first six-month accounting period of the current fiscal year and securities valuation adjustment increased by 12,263 million yen during the same period, while the treasury stock showed a decline of 8,076 million yen due to our repurchasing of our own stocks during the same period. As a result of the foregoing, the total shareholders' equity showed an increase of 41,787 million yen at the end of the first six-month accounting period of the current fiscal year.

(B) Situation of our cash flow during the current six-month consolidated accounting period

The cash and cash equivalents (hereinafter collectively referred to as "funds") during the first six-month accounting period of the current fiscal year declined by 53,258 million yen to stand at 92,661 million yen at the end of the same period. The changes in the respective cash flows and the reasons thereof are as follows:

(Cash flows from operating activities)

Cash flow from operating activities showed an increase of 41,548 million yen at the end of the aforementioned period, primarily due to 79,572 million yen in income before tax, a decline of 4,830 million yen in the allowance for bad debts, a decrease in funds resulting from increased disbursement of loans receivable (17,778 million yen), income taxes paid (27,859 million yen), decreased inventories (3,269 million yen), and an increase in funds resulting from the decreased installment accounts receivable (18,698 million yen).

(Cash flow from investing activities)

Funds from investing activities showed a decline of 43,678 million yen at the end of the aforementioned financial period, primarily due to the fact that the payment amount for purchase of investments in securities (45,630 million yen) exceeded the amount of revenue resulting from sales of investments in securities (946 million yen).

(Cash flow from financing activities)

Funds from financing activities showed a 51,375 million yen decline at the end of the aforementioned financial period, primarily due to the fact that the total payment amount for loans repayment and redemption of bonds (318,515 million yen in total) exceeded the total amount of revenues resulting from proceeds from loans and issuance of new bonds (284,359 million yen), as well as to repurchasing of our own stock (9,207 million yen) and dividend payments (8,705 million yen).

(C) Outlook for the full-year cash flow

With respect to the full-year cash flow for the current fiscal year, the annual cash flow from our operating activities is estimated to show an increase of 84.8 billion yen through the current consolidated fiscal year, primarily due to implementation of business strategies that attach preferential importance to the promotion of loans and installment sales finance business, while the annual cash flow from investing activities is estimated to show a decline of 53.8 billion yen due to the scheduled capital investment in the store-related equipment and installation for expanding our operation network. The annual cash flow from our financial activities is estimated to decline by 77 billion yen as a result of decreased Interest-bearing liabilities.

In total, the estimated cash and cash equivalents at the end of the current fiscal year will show a decrease of 46 billion yen when compared to the end of previous fiscal year.

(3) Risks relating to business

The following statement regarding business-related risks is the list of items that may bring potential risks to our group's operation based on our assumptions and views as of the submission date of the Interim financial statements. In addition, in view of providing disclosure to investors, we will include risks that may possibly not be associated with our operation.

However, the following risks do not include all the potential risks. With future changes in the economic conditions and environment regarding the consumer finance industry, there may be new risks that arise from various uncertainty factors.

(A) Issues related to our business

(a) Maintain the level and the growth rate of profitability

Whether or not we can maintain the level and the growth rate of profitability equivalent to our past business performance depends on various factors including those listed below.

1. Change in overall consumer finance market.
2. Growth rate of the number of customer accounts and average balance.
3. Decrease in the maximum interest rate chargeable by loan business and change in legal framework concerning the consumer finance industry.
4. Fluctuation in the average contracted interest rate received from clients in the loan business.
5. Competition with other competitors.
6. The rate of default by the customers.
7. Our credit screening ability with regard to our customers, based on a credit database.
8. Overall Japanese economic conditions.
9. Our maximum amount of borrowing available through financing and our financing costs.
10. The level of our advertising, personnel and other expenses.

(b) Business Results

We are focused on promoting efficiency for the customer, including the introduction of automatic contract machines, prompt ACOM MasterCard issuance, and expansion of the ATM and cash dispenser network mainly for financial institutions. Moreover, we are formulating activities such as branding and public relations in the mass media in order to improve our corporate image. As a result, we have achieved satisfactory results regarding new customer acquisition and the outstanding loan balance.

Our group achieved increases in both sales and profit until the fiscal year ended March 2002. However, due to a prolonged economic slump, the economic conditions deteriorated to where unemployment rate remained high and personal income decreased. As a result, our profit decreased for two consecutive terms, in the fiscal periods ending March 2003 and March 2004, caused by the increased legal proceedings related to bad debt write-offs, including personal bankruptcies and civil rehabilitation proceedings, which resulted in a higher write-off expense. During the prior fiscal year, with the moderate recovery in personal income, we have achieved an increase in profit for the first time in three years, which is attributed to a drastic decrease in write-off expenses due to decreased personal bankruptcies.

We will make our efforts to respond swiftly to changes in the business environment and promote efficiency through cost reduction while strengthening credit screening and counseling functions. However, our performance may be influenced by factors such as changes in the Japanese economic conditions, consumer finance market, and the competitive situation.

(B) Legal restrictions

Loan business (consumer finance business), as our group's core activity, is governed by the following laws: Regulation of Moneylending Business Law (hereinafter referred to as "RMBL") and the Acceptance of Contributions, Money Deposits, and Interest Law (hereinafter referred to as "ACMI"). Our credit card business and installment sales business are governed by the Law Concerning Installment Sales (hereinafter referred to as "LCIS"). The aforementioned laws govern each business, in all aspects of operation.

(a) Regulations regarding RMBL and LCIS

With respect to loan business, the RMBL requires registration of moneylenders, issue of a written receipt for each payment of principal and interest on the loan, and the return of loan certificates to borrowers. It also regulates excessive marketing and collection activities. Administrative punishments or penalties are imposed for violations of each of the provisions. The LCIS requires a description of the terms and conditions of the transaction, the issue of a written document, and prevention of excessive purchase beyond paying capacity. A penalty will be imposed on failures to comply with the provisions. In the event that part of our business needs to be restricted due to changes in our business rules following amendment of the laws, our loan business and installment sales business and the overall performance may be adversely affected.

(b) Regulation regarding lending rates

The maximum interest rate chargeable by our group is regulated by ACMI. Under the current ACMI, a moneylending company is prohibited from entering into a loan agreement with, or receiving, an interest rate exceeding 29.2% per annum. According to the law, this maximum interest rate may be "reviewed and modified at the end of the three-year period (January 2007) following enforcement of the amended RMBL and ACMI, taking into consideration the capital requirements and other economic and financial situations and the moneylending company business practice of setting interest rates according to the financial strength or credit status of those in need of funds."

The interest rates charged by our corporate group in all of our loan products are lower than the ACMI interest rate ceilings. If, however, the maximum interest rates under the ACMI should be reduced below the current interest rates charged by our corporate group, the performance of, and income from, our loan business may be adversely affected.

Article 1, Section 1 of the Interest Rate Restriction Law (hereinafter referred to as "IRRL") specifies that, under contract of cash loan for consumption, the portion of interest that is higher than the interest rate ceiling (If the principal is less than 100 thousand yen, the interest is 20% per annum. From 100 thousand yen up to 1 million yen, 18% per annum. From 1 million yen, 15% per annum) is deemed invalid. Section 2 of the above Article stipulates that in the case wherein the debtor voluntarily pays the portion of interest in excess of the interest ceiling as specified above, he/she cannot claim reimbursement of the said interest. According to Article 43, given that the written document is issued at the inception of the contract as prescribed by law and that the payment of interest fulfills the condition set forth herein, the interest is deemed to be reimbursable, notwithstanding the provisions in Article 1, Section 1 of IRRL.

A portion of the maximum interest rate chargeable by our group exceeds the interest rate ceilings specified in IRRL. In the event that our customers (including agents such as lawyers) apply for a court-mandated rehabilitation or personal bankruptcy, they may deny the payment of the portion exceeding the interest rate ceiling, or seek reimbursement of the said portion that has already been paid to our company. There are an increasing number of cases every year where our group writes off such debts or reimburses such portion of the interest. In addition, there is a possibility that the number of customers who deny payment of such portion of excess interest may increase in the future.

(c) Administrative guidelines

In accordance with RMBL, in cases where loan or guaranty contracts are signed and loans are extended, our group is obliged to promptly provide customers, either borrowers or guarantors, with a written document containing prescribed items concerning the loan terms. Prior to June 2000, when the loan agreement or guaranty agreement was executed, the description of the terms and the conditions of the transaction in the written document, which is issued to the borrower, did not need to be restated on the individual loan transaction or repayment thereinafter referred to. However, the "Administrative Guideline" was amended on June 1, 2002 as follows: "In the event that a nonexclusive agreement is completed or the loan is executed based on the said nonexclusive agreement, the written document should be provided to each party respectively for the purpose of disclosing the content of the transaction. Moreover, such documents should be primary, concrete or specific so that the debtor can properly understand the details of his/her personal debt and they can be used for planning the debtor's repayment." There are two interpretations of the contract. The first is, "When a customer obtains a loan from an ATM or manned office, the prompt provision, including prompt mailing, of a document containing legally prescribed items to the customer is required each time (regardless of the fact that the information is included in the original document issued at the execution of the contract)." The other interpretation of the contract is described as follows: "A written document containing legally prescribed items can be consolidated with other documents if some items which are not recorded in the primary written document can be substituted by other documents. In such case, multiple written documents can be combined and constitute legally binding documents deemed to have been issued accordingly, given that the supplementary items are clearly defined in each document."

The first interpretation may apply in court. In such case, we need to change the current procedure for obtaining

loans from an ATM of affiliated financial institutions. Currently, we provide the customer with a document containing legally prescribed items by postal mail before or after a loan is taken out from our affiliated ATMs upon customer request. However, in order to fulfill the requirements in the Administrative Guidelines based on the first interpretation, we need to modify all the software or hardware in affiliated ATMs or provide each customer with the relevant documents promptly after the loan is obtained from an ATM. If modification of affiliated ATMs is required, it would impose a great financial burden on our company.

According to regulations of the Financial Services Agency, in a case where our group does not fulfill our obligation to provide written documents, we can be punished through partial or complete suspension of business activities. Moreover, the FSA is authorized to prohibit us from the use of ATM of affiliated companies as well as cancel our registration as a moneylending business. In the event that such actions are taken by the FSA, our overall performance and financial condition may be adversely affected.

(C) Financing

(a) Financing

Our corporate group primarily secures the necessary money for operations and debt repayments not only through cash provided by operating activities, but also through financing activities consisting of borrowings from financial institutions including banks and insurance companies and direct financing from capital markets, including bond issues. As of the end of this interim accounting period, 46.3% of our corporate group's outstanding interest-bearing debt is resourced from the top 10 lender banks and other financial institutions (excluding those from syndicated loans). While our corporate group has steadily diversified its funding resources in recent years, there is no assurance that the existing main banks and lenders to our corporate group will not change the current lending policy toward us due to a potential reorganization of financial groups in Japan or other factors. Furthermore, there is no assurance that capital markets will be always available as a reliable financing resource in the future.

Our corporate group has not experienced remarkable difficulties in raising money in recent years, however in a case wherein our company's credit rating is downgraded by a credit rating agency, it might cause an increase of interest costs and have an negative effect on our fund raising capability in both public and private placement bond markets. Such events would consequently have a significant influence on our business performance.

(b) Borrowing rate of interest

While our borrowing interest rates may fluctuate due to the market environment or other factors, the maximum lending interest rate is limited to 29.2% according to the rules stipulated by the Investment Deposit and Interest Rate Law, irrespective of fluctuations in borrowing interest rates.

In order to minimize interest-rate risk, our corporate group takes measures including the use of interest cap and interest rate swap contracts to mitigate the possible influence of interest-rate fluctuation or other factors in accordance with the principle of securing 80% or more of fixed interest rate based debt among the total debt. However, a possible rising of interest rates might have a negative impact on our business performance in the future.

(D) Allowance for bad debts

In respect of loans receivable and installment sales receivable constituting a majority of total assets of our corporate group, we set up an allowance for bad debts based on the conditions of borrowers and the estimates of pledged collateral value as of the end of this interim accounting period.

An increase of payment delays and uncollected loans receivable might occur due to future changes in economic conditions, market environment and social structure in Japan, as well as a potential increase in the number of individuals (including loan customers of our corporate group) pursuing remedies under the guardianship of the laws by a revision of legal systems including he Bankruptcy Act, the Law Concerning Specific Conciliation, the Civil Rehabilitation Law and the Judicial Scrivener Law. For these reasons, an increase of allowance for bad debts may cause a negative effect on the business performance of our corporate group.

(E) Problem of multiple debtors

For the purpose of addressing the problem of debtors who take out heavy loans or credit-card loans from multiple consumer credit companies, the "Liaison group of consumer finance companies" announced five urgent tasks constituting "Promotion of consumer enlightenment activities", "Improvement of counseling functions for consumer loan customers", " Further rigorous credit administration", "Review of advertising expressions" and "implementation of disclosure." The group has been taking a serious approach to solve the problems of individual bankruptcies and heavy debtors, as seen by the "Japan Consumer Counseling Fund" which was founded by the leadership of the group on June 13, 1997 with an aim to improve the counseling function. Moreover, our corporate group has been striving to prevent an increase of heavy debtors and the occurrence of unrecoverable loans by implementing a review of personal credit data, obtained from a personal credit information agency on a regular basis, for the determination of initial and subsequent credit limits for each individual.

In a case wherein the number of multiple debtors increases due to the future changes in economic conditions and market environment in Japan or other factors, an increase of the allowance for bad debts may cause a negative effect on business performance of our corporate group.

(F) Information system

For the purpose of creating new business, supply of services to customers and business management, etc., our corporate group is dependent on and has increased its reliance on internal and external information and technical systems. Many of new loan customers are apt to open a loan account through the "MUJINKUN" automatic contract machines of our company, and they mostly prefer to access each loan account through ATMs installed by our company and affiliated consumer loan facilities' ATMs to enjoy the services.

Our corporate group is further increasing reliance on cutting-edge software, systems, and networks for managing the various components constituting the retail branch network, customers and account data. Our company is diversifying operational risk so that we will be able to avoid the negative impact from potential damage or discontinuation of running hardware and software arising from artificial mistakes, natural disasters, power blackouts and similar events, or pauses in support services from third parties, including carrier and Internet provider. However, such turmoil, breakdown, delay or other disorders of information or technical systems might deteriorate consumer reliance through a reduction in the number of new customers opening accounts by or an increase in the number of payment delays on unpaid balances, and consequently such events may cause a negative effect on the business performance of our corporate group.

In addition, our company has a backup center for the payment and settlement system, with the intent to avoid any occurrence of business discontinuation, however it might be possible for our company's business to be suspended in the event of a natural disaster such as earthquake or flood.

(G) Personal information

Upon the full enforcement of the "Law Concerning the Protection of Personal Information" from April 1, 2005, our group's main subsidiaries, including our company, have become regarded as businesses handling personal information as defined by the law. In the management of personal information including customer information on our corporate group, we formulate thoroughgoing safety measures for physical security, including management when entering and leaving a computer center, and for information security, such as controlling access to computer systems.

However, when private information is disclosed to other people for any reason whatsoever, the bad effect might not be limited to a worsening of business performance arising from a decline in the reputation of our group or compensation for damages. In the case of a violation of regulations as a business handling personal information, our company shall be subject to recommendations, orders and provisions.

(H) Business and capital tie-up with Mitsubishi Tokyo Financial Group, Inc.

In April 2004, our company entered into a business and capital alliance agreement with Mitsubishi Tokyo Financial Group, Inc. (Present: Mitsubishi UFJ Financial Group, Inc.) In case of future changes in the legal system for banks, including a Banking Law change, it might be possible that restrictions shall be applied to certain business areas currently available to our company, its subsidiaries or affiliate companies when a certain ratio or more of total

outstanding shares of our company is held by the bank.

Moreover, when another company competing with us in the same business field concludes a similar business and capital alliance agreement with a bank or financial institution, the competition with our group is expected to be keener according to such contractual coverage.

(I) Investment

Our corporate group has so far increased investments in new businesses including the establishment of joint venture new markets in addition to the expansion of our share in the consumer loan market. Since the prospect for profits obtained from such investments is uncertain, there is no assurance that our corporate group will be able to set up or expand new joint businesses successfully.

our corporate group makes a regular review of the profitability and potential growth of each business. It might be possible that such review will make us withdraw from new joint businesses or will decrease human or visible resources allocated to such businesses in the future. In the case wherein a joint business falls short of its profit target, there is a risk that our corporate group will not be able to recoup its existing investments.

In addition, in the case when the stock price of marketable securities which ACOM holds drops substantially, there is a possibility of deteriorating ACOM Group's business results due to generation of loss from holding marketable securities and declining of shareholders' equity ratio.

(J) Significant dispute cases

As of the end of this interim accounting period, our company faces a significant pending litigation as an accused in a class-action lawsuit. In this case, the complaint requests us to refund the price paid to a participating store (one company) for goods and services related to our installment sales finance business.

Although the aggregate amount claimed in the case does not have a significant impact on the business performance of our corporate group, it might be possible that similar lawsuits would happen successively and such occurrence could have an impact on the creditworthiness of our corporate group from now on.

(K) Disposal of shares of our company held by Kyosuke Kinoshita, Chairman, Shigeyoshi Kinoshita, President & CEO and the family members, etc.

As of September 30, 2005, Kyosuke Kinoshita, Chairman of our company and Shigeyoshi Kinoshita, President & CEO of our company, in conjunction with the family members and associated companies, own approximately 40% of the total outstanding shares of our company. If these stockholders dispose of a part of their stockholdings at this point, there is a possibility that the stock price of our company will receive a negative effect from an increased excess supply of our stocks in the market.

(L) Shares of our company held by Kyosuke Kinoshita, Chairman, Shigeyoshi Kinoshita, President & CEO, and the family members, etc.

Since the Kinoshita Family and its relatives own or control approximately 40% of the total outstanding shares of our company, they may assert a dominant influence on important decision-making which will impact the business activities of our company, including significant business transactions such as transfer of the controlling stake in our company, restructuring of business operations, investment in other businesses or assets, or the terms and conditions of future financing.

(M) Deregulation

As the legal regulations currently governing the consumer loan industry have become tightened further, including the revision of Moneylending Control Law on January 16, 2004, and a drastic change in market share is not expected by new entrants from outside the industry, we do not expect that new entrants from outside the industry will make a significant change in market share and have an impact on the business performance of our corporate group in the foreseeable future.

However, when the regulations are relaxed from now on, a new situation of competition might occur in the consumer loan industry, and, in this case, it will have an impact on the business performance of our corporate group.

4. Interim Consolidated Financial Statements
(1) Interim Consolidated Balance Sheets

(Millions of yen)

Term / Subject	Prior interim consolidated accounting period (As of September 30, 2004)		This interim consolidated accounting period (As of September 30, 2005)		Prior consolidated fiscal year (As of March 31, 2005)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	1,923,168	94.7	1,904,071	91.5	1,959,752	94.3	(55,681)	(2.8)
Cash and time deposits	120,876		82,676		85,126		(2,449)	(2.9)
Trade notes and accounts receivable	402		438		561		(123)	(21.9)
Loans receivable	1,628,157		1,697,962		1,680,184		17,778	1.1
Installment accounts receivable	194,900		158,079		176,778		(18,698)	(10.6)
Marketable securities	1,091		1,201		525		676	128.9
Inventories	13,579		21,966		18,696		3,269	17.5
Deferred tax assets	36,999		29,445		39,775		(10,329)	(26.0)
Short-term loans	29,298		9,999		60,844		(50,844)	(83.6)
Other current assets	25,236		25,011		25,007		4	0.0
Allowances for bad debts	(127,373)		(122,712)		(127,747)		5,035	(3.9)
II. Fixed assets	107,283	5.3	177,288	8.5	117,581	5.7	59,707	50.8
Tangible fixed assets	53,240	2.6	50,301	2.4	52,037	2.5	(1,735)	(3.3)
Buildings and structures	18,637		18,988		19,538		(549)	(2.8)
Equipment and furniture	16,054		14,298		14,918		(620)	(4.2)
Land	18,528		16,999		17,562		(562)	(3.2)
Other tangible fixed assets	20		14		17		(2)	(15.8)
Intangible fixed assets	1,387	0.1	1,381	0.1	1,385	0.1	(3)	(0.2)
Investments and other assets	52,654	2.6	125,605	6.0	64,158	3.1	61,446	95.8
Investments in securities	30,746		105,527		40,495		65,031	160.6
Deferred tax assets	1,026		1,065		1,061		3	0.4
Guaranty money deposited	10,229		10,389		10,341		47	0.5
Prepaid pension expenses	561		292		1,577		(1,284)	(81.4)
Other investments and assets	12,636		11,095		13,467		(2,372)	(17.6)
Allowance for bad debts	(2,545)		(2,764)		(2,784)		19	(0.7)
Total Assets	2,030,451	100.0	2,081,360	100.0	2,077,334	100.0	4,026	0.2

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September 30, 2004)		This interim consolidated accounting period (As of September 30, 2005)		Prior consolidated fiscal year (As of March 31, 2005)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Liabilities)								
I. Current liabilities	387,494	19.1	497,086	23.9	470,050	22.6	27,036	5.8
Notes and accounts payable	3,708		4,631		6,080		(1,449)	(23.8)
Short-term loans	9,708		74,600		36,170		38,429	106.2
Current portion of long-term loans	273,208		247,672		271,250		(23,577)	(8.7)
Commercial paper	—		30,000		20,000		10,000	50.0
Current portion of bonds and notes	45,300		85,340		70,640		14,700	20.8
Accrued income taxes	21,760		22,712		28,592		(5,879)	(20.6)
Deferred tax liabilities	0		0		0		(0)	(52.0)
Allowance for loss on debt guarantees	2,540		1,524		1,558		(34)	(2.2)
Deferred income on installment sales	19,080		15,796		17,831		(2,035)	(11.4)
Other current liabilities	12,187		14,809		17,927		(3,118)	(17.4)
II. Fixed liabilities	808,852	39.8	673,940	32.4	738,824	35.6	(64,883)	(8.8)
Straight bonds	240,300		205,000		205,000		—	—
Long-term loans	561,535		451,651		525,166		(73,515)	(14.0)
Deferred tax liabilities	1,296		11,995		3,151		8,844	280.6
Allowance for employees' retirement benefits	285		289		257		32	12.5
Allowance for directors' and corporate auditors' retirement benefits	790		803		847		(44)	(5.2)
Other fixed liabilities	4,645		4,200		4,401		(200)	(4.6)
Total liabilities	1,196,347	58.9	1,171,027	56.3	1,208,874	58.2	(37,847)	(3.1)
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	1,278	0.1	4,785	0.2	4,699	0.2	86	1.8
(Shareholders' equity)								
I. Common stock	63,832	3.1	63,832	3.1	63,832	3.1	—	—
II. Capital surplus	76,458	3.8	76,121	3.6	76,458	3.7	(336)	(0.4)
III. Earned surplus	700,365	34.5	767,777	36.9	730,168	35.1	37,608	5.2
IV. Securities valuation adjustment	5,067	0.2	18,655	0.9	6,392	0.3	12,263	191.8
V. Foreign currency translation adjustments	(2,097)	(0.1)	(1,962)	(0.1)	(2,290)	(0.1)	328	(14.3)
VI. Treasury stock	(10,801)	(0.5)	(18,877)	(0.9)	(10,801)	(0.5)	(8,076)	74.8
Total shareholders' equity	832,825	41.0	905,547	43.5	863,760	41.6	41,787	4.8
Total liabilities, minority interests, and shareholders' equity	2,030,451	100.0	2,081,360	100.0	2,077,334	100.0	4,026	0.2

(2) Interim Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2004 to September 30, 2004		This interim consolidated accounting period From April 1, 2005 to September 30, 2005		Change		Prior consolidated fiscal year From April 1, 2004 to March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	216,650	100.00	222,182	100.0	5,532	2.6	433,965	100.0
Interest on loans receivable	190,214		195,781		5,567	2.9	380,272	
Fees from credit card business	3,064		3,144		80	2.6	6,197	
Fees from installment sales finance business	8,508		7,291		(1,217)	(14.3)	15,895	
Fees on guaranteed loans receivable	3,168		2,530		(638)	(20.2)	6,871	
Collection of purchased loans receivable	3,699		4,936		1,236	33.4	7,757	
Other financial income	27		15		(11)	(40.8)	20	
Sales	3,674		3,809		135	3.7	8,256	
Other operating income	4,293		4,673		379	8.8	8,693	
II. Operating expenses	138,004	63.7	143,390	64.5	5,385	3.9	289,604	66.7
Financial expenses	11,753	5.4	10,472	4.7	(1,281)	(10.9)	22,534	5.2
Cost of purchased loans receivable	2,606	1.2	2,732	1.2	125	4.8	5,254	1.2
Cost of sales	2,300	1.1	2,448	1.1	148	6.5	5,220	1.2
Other operating expenses	121,344	56.0	127,736	57.5	6,392	5.3	256,594	59.1
Operating profit	78,645	36.3	78,792	35.5	147	0.2	144,361	33.3
III Non-operating income	821	0.4	1,246	0.6	424	51.7	1,454	0.3
Interest income	105		139		34	32.7	215	
Dividends received	180		168		(12)	(6.7)	246	
Gains on sale of securities	15		—		(15)	—	15	
Gains on investments in equity-method	—		251		251	—	—	
Income from anonymous association agreement	—		234		234	—	—	
Rent from corporate residence	242		246		4	1.7	486	
Other non-operating income	277		205		(71)	(25.9)	490	
IV. Non-operating expenses	1,626	0.8	123	0.1	(1,503)	(92.4)	2,468	0.6
Interest expenses	8		3		(4)	(55.2)	15	
Stock issue expenses	474		—		(474)	—	477	
Loss on investments in equity-method	1,037		—		(1,037)	—	1,801	
Loss on investments in investing business association	—		77		77	—	61	
Other non-operating expenses	105		41		(63)	(60.4)	112	
Income before extraordinary items	77,839	35.9	79,916	36.0	2,076	2.7	143,347	33.0
V. Extraordinary income	1	0.0	400	0.2	399	—	142	0.1
Gains on sale of fixed assets	1		223		222	—	1	
Gains on sale of investments in securities	—		177		177	—	126	
Gains on maturity of investment trusts	—		—		—	—	14	
VI. Extraordinary losses	1,362	0.6	743	0.4	(619)	(45.4)	3,101	0.7
Loss on sale of fixed assets	18		364		346	—	66	
Loss on disposal of fixed assets	480		345		(134)	(28.1)	1,037	
Impairment loss	456		—		(456)	—	1,383	
Loss on sale of investments in securities	38		—		(38)	—	128	
Loss on revaluation of investments in securities	267		—		(267)	—	353	
Loss on liquidation of investment in trusted real property	78		—		(78)	—	78	
Other extraordinary losses	23		33		10	44.1	53	
Income before income taxes	76,478	35.3	79,572	35.8	3,094	4.0	140,388	32.4
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	21,245	14.5	22,078	14.9	832	5.2	49,777	13.4
Deferred income taxes	10,240		11,057		817		8,367	
Minority interests in earnings of consolidated subsidiaries	385	0.2	86	0.0	(299)	(77.7)	710	0.2
Net income	44,606	20.6	46,351	20.9	1,744	3.9	81,533	18.8

(3) Interim Consolidated Statements of Surplus

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2004 to September 30, 2004		This interim consolidated accounting period From April 1, 2005 to September 30, 2005		Prior consolidated fiscal year From April 1, 2004 to March 31, 2005	
	Amount		Amount		Amount	
(Capital Surplus)						
I. Capital surplus at the beginning of the fiscal year		25,772		76,458		25,772
II. Increase in capital surplus						
Increase in capital stock	46,550		—		46,550	
Net gain on disposal of treasury stock	4,135	50,685	—	—	4,135	50,685
III. Decrease in capital surplus						
Net loss on disposal of treasury stock	—	—	336	336	—	—
IV. Capital surplus at the end of the interim accounting period and fiscal year		76,458		76,121		76,458
(Earned Surplus)						
I. Earned surplus at the beginning of the fiscal year		661,536		730,168		661,536
II. Increase in earned surplus						
Net income	44,606	44,606	46,351	46,351	81,533	81,533
III. Decrease in earned surplus						
Dividends	5,742		8,706		12,865	
Directors' bonus	35	5,778	36	8,743	35	12,901
IV. Earned surplus at the end of the interim accounting period and fiscal year		700,365		767,777		730,168

(4) Interim Consolidated Statements of Cash Flows

(Millions of yen)

Subject / Term	Prior interim consolidated accounting period From April 1, 2004 to September 30, 2004	This interim consolidated accounting period From April 1, 2005 to September 30, 2005	Change	Prior consolidated fiscal year From April 1, 2004 to March 31, 2005
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
Income before income taxes	76,478	79,572	3,094	140,388
Depreciation and amortization	2,486	2,277	(209)	5,234
Impairment loss	456	—	(456)	1,383
Amortization of consolidation adjustment account	—	—	—	981
Increase (decrease) in allowance for bad debts	(5,393)	(4,830)	562	(4,785)
Increase (decrease) in allowance for loss on debt guaranteed loans receivable	675	(34)	(709)	(307)
Increase (decrease) in allowance for employees' retirement benefits	6	32	25	(23)
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	(187)	(44)	143	(141)
Non-operating interest and dividends income	(285)	(308)	(22)	(462)
Loss (gain) on sales of securities	(15)	—	15	(15)
Non-operating interest expense	8	3	(4)	15
Amortization of bond-issue expenses	—	193	193	142
Amortization of stock issue expenses	474	—	(474)	477
Loss (gain) on foreign currency exchanges	(16)	(9)	6	11
Loss (gain) on investments in equity-method	1,037	(251)	(1,289)	1,801
Loss (gain) on sales of tangible fixed assets	17	141	124	65
Loss on disposal of tangible fixed assets	480	345	(134)	1,037
Loss (gain) on sales of investments in securities	38	(177)	(216)	2
Loss on revaluation of investments in securities	267	—	(267)	353
Loss on liquidation of investments in trusted real property	78	—	(78)	78
Decrease (increase) in notes and accounts receivable	97	123	25	(62)
Decrease (increase) in loans receivable	(5,231)	(17,778)	(12,547)	2,064
Decrease (increase) in installment accounts receivable	33,224	18,698	(14,526)	51,405
Decrease (increase) in inventories	(1,216)	(3,269)	(2,053)	(6,330)
Decrease (increase) in other current assets	(770)	(25)	744	33
Increase (decrease) in notes and accounts payable	(1,505)	(1,449)	55	864
Increase (decrease) in deferred income on installment sales	(6,571)	(2,035)	4,536	(7,826)
Increase (decrease) in other current liabilities	(1,754)	(2,969)	(1,215)	2,362
Bonus paid to directors	(35)	(36)	(1)	(35)
Increase (decrease) in other operating activities	1,634	889	(745)	328
Subtotal	94,479	69,057	(25,422)	189,042
Non-operating interest and dividends received	303	355	51	506
Non-operating interest paid	(8)	(4)	3	(14)
Income taxes paid	(26,545)	(27,859)	(1,313)	(48,520)
Cash used in operating activities	68,229	41,548	(26,680)	141,014

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2004 to September 30, 2004	This interim consolidated accounting period From April 1, 2005 to September 30, 2005	Change	Prior consolidated fiscal year From April 1, 2004 to March 31, 2005
	Amount	Amount	Amount	Amount
II. Cash flow from investing activities				
Additions to time deposit	(34)	(10)	23	(57)
Maturity of time deposit	43	46	2	78
Proceeds from sale of securities	43	—	(43)	569
Purchase of tangible fixed assets	(3,987)	(1,793)	2,194	(6,819)
Proceeds from sale of tangible fixed assets	5	791	785	20
Purchase of investments in securities	(1)	(45,630)	(45,628)	(9,316)
Proceeds from sale of investments in securities	168	946	777	1,011
Net payments for acquisition of consolidated subsidiaries	—	—	—	(576)
Proceeds from collection of loans	17	34	17	34
Increase in other investments	(2,650)	(289)	2,361	(4,954)
Decrease in other investments	2,345	2,227	(117)	2,659
Increase (decrease) in other investment activities	—	(0)	(0)	—
Net cash provided by (used in) investing activities	(4,050)	(43,678)	(39,627)	(17,350)
III. Cash flow from financing activities				
Proceeds from short-term loans	18,674	140,032	121,357	61,782
Repayments of short-term loans	(30,580)	(101,602)	(71,021)	(71,581)
Proceeds from issue of commercial paper	—	70,000	70,000	20,000
Payments for redemption of commercial paper	—	(60,000)	(60,000)	—
Proceeds from issue of straight bonds	—	29,807	29,807	19,859
Payments for redemption of straight bonds	(10,000)	(15,300)	(5,300)	(40,000)
Proceeds from long-term debt	18,680	44,520	25,839	83,478
Repayments of long-term debt	(160,957)	(141,612)	19,344	(294,099)
Proceeds form stock issue by the Company	92,625	—	(92,625)	92,625
Gain on disposal of treasury stock	11,423	783	(10,640)	11,423
Payments for purchase of treasury stock	(7,007)	(9,207)	(2,199)	(7,007)
Cash dividends paid by the Company	(5,741)	(8,705)	(2,964)	(12,864)
Cash dividends paid to minority shareholders	(27)	—	27	(27)
Increase (decrease) in other financing activities	(56)	(91)	(35)	(97)
Net cash provided by financing activities	(72,965)	(51,375)	21,589	(136,508)
IV. Effect of exchange rate change on cash and cash equivalents	44	246	202	(109)
V. Increase (decrease) in cash and cash equivalents	(8,742)	(53,258)	(44,516)	(12,953)
VI. Cash and cash equivalents at the beginning of the year	158,873	145,920	(12,953)	158,873
VII. Cash and cash equivalents at the end of the interim accounting period and fiscal year	150,131	92,661	(57,470)	145,920

(5) Significant Items Relating to the Preparation of Interim Consolidated Financial Statements

(A) Extent of consolidation

Number of consolidated subsidiaries: 18

For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."

AC Ventures Fourth Investment Partnership and AC Ventures Fifth Investment Partnership became consolidated subsidiaries in this consolidated fiscal year as they were newly composed.

ACOM CAPITAL CO., LTD, which was a consolidated subsidiary until the prior consolidated fiscal year, is excluded from consolidated subsidiaries as it was dissolved during the prior consolidated fiscal year.

(B) Application of the equity method

Number of equity method affiliates: 1

For the names of equity method affiliates, please refer to the section entitles "1. State of Business Group."

CHAILEASE ACOM FINANCE CO., LTD. , which was an equity method affiliate until the prior consolidated fiscal year, is excluded from equity method affiliates as ACOM sold all of its holding shares of CHAILEASE ACOM FINANCE CO., LTD. on September 2,, 2005. However, it is counted in gain/loss on investments in equity-method as the deemed stock-sale date is June 30, 2005. Furthermore, its interim accounting period ends on June 30, and its financial statements as of this date are used on this financial statement.

(C) Matters relating to fiscal year, etc. of subsidiaries

The interim periods of the following consolidated subsidiaries end on June 30:

ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
ACOM PACIFIC, INC.
EASY BUY Public Company Limited
ACOM FUNDING CO., LTD.
AC Ventures Fourth Investment Partnership

The interim period of the following consolidated subsidiary ends on August 31:

AC Ventures Fifth Investment Partnership

The interim consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the interim consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies

(a) Valuation and computation of assets

(1) Securities

Securities held to maturity ... Amortized cost method (straight-line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(2) Inventories

Purchased loans receivable ... Cost on an individual specified cost basis

Merchandise

Paintings ... Cost on an individual specified cost basis
Others merchandise ... Cost based on the last purchase price method
Miscellaneous items ... Cost based on the first-in first-out method

(3) Derivative transactions

Option transaction ... Market value
Swap transaction ... Market value

(b) Depreciation of property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries ... Declining balance method
At overseas consolidated subsidiaries ... Straight-line method
(Depreciable life)

Buildings and structures ... 3 to 49 years

Equipment and furniture ... 2 to 20 years

(2) Intangible fixed assets ... Straight-line method

(3) Long-term prepaid expenses ... Amortized in equal installments

(4) Deferred assets

Stock issue expenses... Entire amount expensed as incurred

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

Overseas consolidated subsidiaries make an allowance as necessary having considered the likelihood of recovery on an individual basis.

(2) Allowance for loss on debt guarantees

In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim consolidated accounting period.

(3) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of the consolidated fiscal year. Adjustments are made to determine the amounts applicable to the end of interim consolidated accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

An some of overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.

(4) Allowance for directors' and statutory auditors' retirement benefits

The Company and some of its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the interim financial statements of consolidated companies on which interim consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for significant lease transactions

The Company and some of its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

Currency related derivatives

Hedging instruments ... Currency swaps agreements

Items hedged ... Loans denominated in foreign currency

(3) Hedging policy

The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ... Recognized mainly by credit-balance method

Fees from member outlets ... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivable ... Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(6) Changes in disclosure methods

"Loss on investments in investing business association" was included in "Other non-operating expenses" under "Non-operating expense" until the prior interim consolidated accounting period. Nonetheless, as the amount exceeded 10/100 of total amount of operating expenses, "Loss on investments in investing business association" is separately disclosed. "Loss on investments in investing business association" in the prior interim consolidated accounting period was 52 millions of yen.

(7) Notes to Interim Consolidated Balance Sheets

Prior interim consolidated accounting period (As of September 30, 2004)	This interim consolidated accounting period (As of September 30, 2005)	Prior consolidated fiscal year (As of March 31, 2005)
1. Cumulative depreciation of tangible fixed assets 45,100 million yen	1. Cumulative depreciation of tangible fixed assets 45,177 million yen	1. Cumulative depreciation of tangible fixed assets 45,813 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 523,644 <93,219> [34,016] Buildings and structures 1,974 Land 5,984 Total 531,604 <93,219> [34,016] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 145,702 <34,207> Long-term loans 369,172 <57,891> [23,880] Total 515,874 <93,098> [23,880] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets '[ ]' represent amounts relating to securitization.	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 413,416 <62,002> [29,806] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 142,730 <29,134> [7,960] Long-term loans 259,656 <31,757> [11,940] Total 403,386 <61,891> [19,900] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets '[ ]' represent amounts relating to securitization.	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 472,741 <78,549> [31,976] Buildings and structures 1,267 Land 5,444 Total 479,453 <78,549> [31,976] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 145,626 <31,963> [7,960] Long-term loans 317,891 <45,471> [15,920] Total 464,517 <78,434> [23,880] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets '[ ]' represent amounts relating to securitization.
3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 121,305 Allowance for loss on debt guarantees 2,540 Net 118,765 (2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 981 million yen	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 83,580 Allowance for loss on debt guarantees 1,524 Net 82,056	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 78,015 Allowance for loss on debt guarantees 1,558 Net 76,457

Prior interim consolidated accounting period (As of September 30, 2004)	This interim consolidated accounting period (As of September 30, 2005)	Prior consolidated fiscal year (As of March 31, 2005)
4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 730,728 million yen at the end of the interim consolidated accounting period. This included a total of 486,642 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	4. Commitment line contracts for loans receivables Loans extended by the Company and some of its consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 842,013 million yen at the end of the interim consolidated accounting period. This included a total of 572,658 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and its consolidated subsidiaries. Contracts contain provisions allowing the Company and its consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company and some of its consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 761,782 million yen at the end of the consolidated fiscal year. This included a total of 517,964 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the consolidated fiscal year. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and its consolidated subsidiaries. Contracts contain provisions allowing the Company and its consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.

Prior interim consolidated accounting period (As of September 30, 2004)

5. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 5,793 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 22,857 million yen. Under the policies stipulated in Japan's tax laws, 12,895 million yen of this amount would be classified as loans overdue by three months or more, 3,939 million yen as restructured loans and 6,022 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,051) 9,051	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(12,883) 35,741	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(15,151) 2,255	Loans other than the above that are overdue by three months or more.
Restructured loans	(38,248) 34,308	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(75,334) 81,357	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

This interim consolidated accounting period (As of September 30, 2005)

5. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 4,499 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 26,450 million yen. Under the policies stipulated in Japan's tax laws, 13,051 million yen of this amount would be classified as loans overdue by three months or more, 5,915 million yen as restructured loans and 7,484 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,591) 8,591	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(11,701) 38,152	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(15,600) 2,548	Loans other than the above that are overdue by three months or more.
Restructured loans	(51,438) 45,523	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(87,331) 94,815	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior consolidated fiscal year (As of March 31, 2005)

5. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 4,982 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 25,166 million yen. Under the policies stipulated in Japan's tax laws, 11,768 million yen of this amount would be classified as loans overdue by three months or more, 5,502 million yen as restructured loans and 7,895 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, and that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,906) 8,906	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(11,910) 37,077	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(13,550) 1,781	Loans other than the above that are overdue by three months or more.
Restructured loans	(41,698) 36,196	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(76,065) 83,961	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior interim consolidated accounting period (As of September 30, 2004)	This interim consolidated accounting period (As of September 30, 2005)	Prior consolidated fiscal year (As of March 31, 2005)
6. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 29,298 million yen Market value of marketable securities purchased at the end of the interim consolidated accounting period 29,298 million yen	6. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 9,999 million yen Market value of marketable securities purchased at the end of the interim consolidated accounting period 9,999 million yen	6. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 60,844 million yen Market value of marketable securities purchased at the end of the consolidated accounting period 60,702 million yen
8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 15 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment l line 249,799 Amount of borrowing 35,570 Unused amount 214,229	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 7 financial institutions and designated commitment line contracts with 20 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment l line 311,710 Amount of borrowing 128,797 Unused amount 182,913	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 7 financial institutions and designated commitment line contracts with 18 financial institutions. As of the end of the current consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 339,437 Amount of borrowing 70,105 Unused amount 269,332

(8) Notes to Interim Consolidated Income Statements

Prior interim consolidated accounting period (From April 1, 2004 to September 30, 2004)	This interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)
1. Other principal financial income (Millions of yen) Interest on deposits 3 Interest on loans 7 Effect of currency exchange 16	1. Other principal financial income (Millions of yen) Interest on deposits 1 Interest on loans 4 Effect of currency exchange 9	1. Other principal financial income (Millions of yen) Interest on deposits 6 Interest on loans 14
2. Principal financial expenses (Millions of yen) Interest paid 8,061 Interest on straight bonds 2,626	2. Principal financial expenses (Millions of yen) Interest paid 6,809 Interest on straight bonds 2,503 Bond issue expense 193	2. Principal financial expenses (Millions of yen) Interest paid 15,169 Interest on straight bonds 5,161 Bond issue expense 142
3. Principal items of operational expenses (Millions of yen) Advertising expenses 7,251 Provision for bad debts 49,748 Provision for loss on debt guarantees 1,779 Salaries 16,337 Retirement benefit expenses 1,646 Provision for directors' and corporate auditors' retirement benefits 44 Welfare expenses 1,998 Leases 7,000 Depreciation expenses 2,305 Fees 12,838	3. Principal items of operational expenses (Millions of yen) Advertising expenses 9,754 Provision for bad debts 50,064 Provision for loss on debt guarantees 786 Salaries 16,857 Retirement benefit expenses 1,616 Provision for directors' and corporate auditors' retirement benefits 49 Welfare expenses 2,068 Leases 6,856 Depreciation expenses 2,094 Fees 15,516	3. Principal items of operational expenses (Millions of yen) Advertising expenses 15,278 Provision for bad debts 106,895 Provision for loss on debt guarantees 1,558 Salaries 33,498 Retirement benefit expenses 3,243 Provision for directors' and corporate auditors' retirement benefits 84 Welfare expenses 4,083 Leases 13,813 Depreciation expenses 4,842 Fees 28,510 Amortization of consolidation adjustment account 981

Prior interim consolidated accounting period (From April 1, 2004 to September 30, 2004)

4. Breakdown of gains on sales of fixed assets

(Millions of yen)

Equipment and furniture	0
Other tangible fixed assets	0
Total	1

5. Breakdown of loss on sales of fixed assets

(Millions of yen)

Equipment and furniture	17
Other tangible fixed assets	1
Total	18

6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

(Millions of yen)

Buildings and structures	271
Equipment and furniture	209
Total	480

7. Impairment loss

Our Group has reported impairment loss for this interim accounting period as below.

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Osaka City Kita-ku	Leasehold Building	Land and Buildings etc.
Hokkaido Abuta-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Osaka City Nishiyodogawa-ku	Store	Buildings and Lease
Kawasaki City Kawasaki-ku	Leasehold Building	Land
Yokohama City Naka-ku	Leasehold Building	Land

This interim consolidated accounting period (From April 1, 2005 to September 30, 2005)

4. Breakdown of gains on sales of fixed assets

(Millions of yen)

Buildings and structures	0
Equipment and furniture	9
Land	213
Total	223

5. Breakdown of loss on sales of fixed assets

(Millions of yen)

Buildings and structures	282
Equipment and furniture	9
Land	72
Total	364

6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

(Millions of yen)

Buildings and structures	230
Equipment and furniture	115
Total	345

7. ―――――

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)

4. Breakdown of gains on sales of fixed assets

(Millions of yen)

Building and structures	0
Other tangible fixed assets	0
Total	1

5. Breakdown of loss on sales of fixed assets

(Millions of yen)

Buildings and structures	2
Equipment and furniture	17
Land	44
Other tangible fixed assets	1
Intangible fixed assets	0
Total	66

6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

(Millions of yen)

Buildings and structures	738
Equipment and furniture	299
Total	1,037

7.Impairment loss

Our Group has reported impairment loss for this fiscal year as below.

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Hyogo Sanda City	Welfare/ Leisure Facilities	Land and Buildings etc.
Hyogo Kinosaki-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Osaka City Kita-ku	Leasehold Building	Land and Buildings etc.
Hokkaido Abuta-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Kawasaki City Kawasaki-ku	Leasehold Building	Land
Osaka City Nishiyodogawa-ku	Store	Buildings and Leasehold
Yokohama City Nishiyodogawa-ku	Leasehold Building	Land
Iwate Iwate-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Inasa-gun	Welfare/ Leisure Facilities	Land and Buildings etc.

Prior interim consolidated accounting period (From April 1, 2004 to September 30, 2004)	This interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)
(2) Method of grouping assets The smallest units our Group has adopted for the grouping of fixed assets are as bellow: (a) For the loan business (part of our financial services business): regional business departments (b) For the installment sales finance business (part of our financial services business): business offices (c) For other financial or non-financial businesses: departments etc. For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows. (3) Process through which impairment loss was recognized We recognized impairment loss on some of leasehold estate where there had been a significant decline in the asset's current value or profitability. We also recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. (4) Amounts of impairment loss Buildings and structures 88 Land 314 Intangible fixed asset 54 Total 456 (5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7 % the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.		(2) Method of grouping assets The smallest units our Group has adopted for the grouping of fixed assets are as bellow: (a)For the loan business (part of our financial services business): regional business departments (b)For the installment sales finance business (part of our financial services business): business offices (c)For other financial or non-financial businesses: departments etc. For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows. (3) Process through which impairment loss was recognized We recognized impairment loss on some of leasehold estate where there had been a significant decline in the asset's current value or profitability. We also recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. (4) Amounts of impairment loss Buildings and structures 107 Land 1,221 Intangible fixed asset 54 Total 1,383 (5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7 % the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.
8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 0 Provision for default of golf club Memberships 1 Loss on sales of golf club memberships 0 Temporary amortization of long-term prepaid expenses 19 Total 23	8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 12 Provision for default of golf club Memberships 5 Temporary amortization of long-term prepaid expenses 15 Total 33	8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 0 Provision for default of golf club memberships 20 Loss on sales of golf club memberships 0 Loss on sales of long-term prepaid expenses 0 Temporary amortization of long-term prepaid expenses 30 Total 53

Prior interim consolidated accounting period (From April 1, 2004 to September 30, 2004)	This interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)
9. Basis for classification of financial income and expenditure on the interim consolidate income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable that has no relationship to operating income.	9. Basis for classification of financial income and expenditure on the interim consolidate income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable that has no relationship to operating income.	9. Basis for classification of financial income and expenditure on the consolidated income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(9) Notes to Interim Consolidated Statements of Cash Flows

Prior interim consolidated accounting period (From April 1, 2004 to September 30, 2004)	This interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)
1. Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2004. (Millions of yen) Cash and time deposits 120,876 Marketable securities 1,091 Short-term loans 29,298 Time deposits and certificates of which term of deposit is more than three months (63) Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (1,071) Cash and cash equivalents 150,131	1. Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2005. (Millions of yen) Cash and time deposits 82,676 Marketable securities 1,201 Short-term loans 9,999 Time deposits and certificates of which term of deposit is more than three months (15) Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (1,201) Cash and cash equivalents 92,661	1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2005. (Millions of yen) Cash and time deposits 85,126 Marketable securities 525 Short-term loans 60,844 Time deposits and certificates of which term of deposit is more than three months (50) Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (525) Cash and cash equivalents 145,920

(10) Segment Information

(A) Business segment information

Prior interim consolidated accounting period (from April 1, 2004 to September 30, 2004)
This interim consolidated accounting period (from April 1, 2005 to September 30, 2005)
Prior consolidated fiscal year (from April 1, 2004 to March 31, 2005)

Detailed business segment information is omitted as operating income and operating profit in financial service business account for more than 90% of total consolidated operating income and consolidated operating profit across all segments.

(B) Geographical segment information

Prior interim consolidated accounting period (from April 1, 2004 to September 30, 2004)
This interim consolidated accounting period (from April 1, 2005 to September 30, 2005)
Prior consolidated fiscal year (from April 1, 2004 to March 31, 2005)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior interim consolidated accounting period (from April 1, 2004 to September 30, 2004)
This interim consolidated accounting period (from April 1, 2005 to September 30, 2005)
Prior consolidated fiscal year (from April 1, 2004 to March 31, 2005)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(11) Lease Transactions

Prior interim consolidated accounting period (From April 1, 2004 to September 30, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	178	94	84
Equipment and furniture	7,045	4,601	2,443
Total	7,224	4,696	2,528

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	1,391
More than one year	1,191
Total	2,583

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	1,008
Equivalent of depreciation	957
Equivalent of interest payable	39

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	3
More than one year	–
Total	3

This interim consolidated accounting period (From April 1, 2005 to September 30, 2005)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	177	82	94
Equipment and furniture	5,039	3,505	1,533
Total	5,216	3,588	1,628

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	974
More than one year	690
Total	1,665

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	693
Equivalent of depreciation	660
Equivalent of interest payable	22

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	0
More than one year	–
Total	0

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	186	101	85
Equipment and furniture	5,636	3,647	1,989
Total	5,823	3,748	2,075

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	1,172
More than one year	950
Total	2,123

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	1,844
Equivalent of depreciation	1,752
Equivalent of interest payable	66

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	1
More than one year	–
Total	1

(12) Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2004)			This interim consolidated accounting period (As of September 30, 2005)			Prior consolidated fiscal year (As of March 31, 2005)		
	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)
(a) Government/municipal	—	—	—	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—	—	—	—
(c) Miscellaneous	4,000	4,114	114	4,000	4,092	92	4,000	4,108	108
Total	4,000	4,114	114	4,000	4,092	92	4,000	4,108	108

(B) Other marketable securities with market quotation

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2004)			This interim consolidated accounting period (As of September 30, 2005)			Prior consolidated fiscal year (As of March 31, 2005)		
	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)
(a) Stocks	11,876	20,420	8,543	57,215	87,722	30,507	11,585	22,324	10,739
(b) Bonds									
Government/municipal	81	86	4	82	85	3	81	86	4
Corporate	1,665	1,674	8	1,116	1,115	(1)	1,063	1,064	1
Miscellaneous	5	5	(0)	—	—	—	—	—	—
(c) Other	2,100	2,106	5	1,615	1,798	183	1,605	1,636	30
Subtotal	15,729	24,291	8,562	60,029	90,722	30,693	14,335	25,111	10,776

Note: In prior interim consolidated accounting period and this interim consolidated accounting period, no impairment loss was recorded with respect to other securities with market prices.
Impairment loss is recorded when (i) the market price of a given marketable security fell below 50% of its original cost, and is deemed unlikely to recover to the level of the cost, or (ii) the market price fell below 30% to 50% of the cost, and the rate of decline remained 30% or higher during the past one year.

(C) Principal marketable securities where there is no market quotation

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2004)	This interim consolidated accounting period (As of September 30, 2005)	Prior consolidated fiscal year (As of March 31, 2005)
	Amount recorded on interim consolidated balance sheet	Amount recorded on interim consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities			
Unlisted securities (excluding OTC securities)	538	472	452
Investments in investing business association	—	1,069	1,054
Investments in anonymous partnership	—	1,219	1,310

(12) Derivative Transaction

Prior interim consolidated accounting period (from April 1, 2004 to September 30, 2004)
This Interim consolidated accounting period (from April 1, 2005 to September 30, 2005)
Prior consolidated fiscal year (from April 1, 2004 to March 31, 2005)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

5. Actual results

(1) Operating income by segment

(Millions of yen)

Term / Item	Prior interim consolidated accounting period From April 1, 2004 to September 30, 2004		This interim consolidated accounting period From April 1, 2005 to September 30, 2005		Change		Prior consolidated fiscal year From April 1, 2004 to March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
Finance Service Business	213,294	98.5	218,830	98.5	5,535	2.6	426,714	98.3
Loan business	193,749	89.4	199,358	89.7	5,609	2.9	387,348	89.3
Credit card business	3,123	1.5	3,265	1.5	141	4.5	6,311	1.4
Installment sales finance business	8,877	4.1	7,759	3.5	(1,117)	(12.6)	16,622	3.8
Guarantee business	3,511	1.6	3,013	1.4	(498)	(14.2)	7,627	1.8
Loan servicing business	4,033	1.9	5,323	2.4	1,290	32.0	8,762	2.0
Others	0	0.0	109	0.0	109	—	42	0.0
Other business	3,355	1.5	3,352	1.5	(2)	(0.1)	7,250	1.7
Rental business	1,717	0.8	2,119	0.9	401	23.4	3,781	0.9
Others	1,638	0.7	1,233	0.6	(404)	(24.7)	3,469	0.8
Total	216,650	100.00	222,182	100.0	5,532	2.6	433,965	100.0

(2)Other statistics

(a)Receivables outstanding

(Millions of yen)

Term	Prior interim consolidated accounting period (As of September 30, 2004)	This interim consolidated accounting period (As of September 30, 2005)	Prior consolidated fiscal year (As of March 31, 2005)	Change (YTD)	
	Amount	Amount	Amount	Amount	Percentage
					%
Loan business	1,628,158	1,697,962	1,680,184	17,778	1.1
Credit card business	148,973	49,129	49,399	(270)	(0.5)
Credit card	48,336	48,579	48,833	(254)	(0.5)
Others	637	549	565	(15)	(2.8)
Installment sales finance	145,927	108,949	127,378	(18,428)	(14.5)
Loan servicing business	7,256	15,930	12,723	3,206	25.2
Total	1,830,314	1,871,972	1,869,685	2,286	0.1

Term / Item	Prior interim consolidated accounting period [From April 1, 2004 to September 30, 2004] (As of September 30, 2004)	This interim consolidated accounting period [From April 1, 2005 to September 30, 2005] (As of September 30, 2005)	Prior consolidated fiscal year [From April 1, 2004 to March 31, 2005] (As of March 31, 2005)	Change (YTD) [From September 30, 2004 to September 30, 2005]	
	Amount	Amount	Amount	Amount	Percentage
Loan business	3,214,903	3,443,070	3,406,054	37,016	1.1
Credit card business	1,196,546	1,226,580	1,197,784	28,796	2.4
Credit card	1,190,132	1,220,853	1,191,975	28,878	2.4
Others	6,414	5,727	5,809	(82)	(1.4)
Installment sales finance business	863,342	924,944	958,768	(33,824)	(3.5)
Loan servicing business	49,097	190,900	137,808	53,092	38.5
Rental business	[7,268]	[6,261]	[11,319]	[(1,007)]	[(13.9)]

Note: Number of customer accounts refers to followings:

(1). Loan business: Number of loan accounts with receivables outstanding
(2). Credit card business
Credit card: Cardholder of ACOM MasterCard®
(3). Installment sales finance business: Number of contracts with receivables outstanding
(4). Servicing business: Number of accounts for purchased loans
(5). Rental business: Number of users during the fiscal year

Item \ Term	Prior interim consolidated accounting period (As of September 30, 2004)	This interim consolidated accounting period (As of September 30, 2005)	Prior consolidated fiscal year (As of March 31, 2005)	Change (YTD)	
	Amount	Amount	Amount	Amount	Percentage
Number of outlets	1,767	1,979	1,854	124	6.7
Number of employees	6,318	6,731	6,621	110	1.7
Allowance for bad debts (millions of yen)*	129,918	125,477	130,532	(5,055)	(3.9)
Allowance for loss on guaranteed loans receivable (millions of yen)	2,540	1,524	1,558	(34)	(2.2)
Bad debt write-offs (millions of yen)	[56,248]	[55,721]	[113,566]	[(527)]	[(0.9)]

Note: .The amount of "Allowance for bad debts" mentioned above is the sum of "Allowance for bad debts" listed in current assets and "Allowance for bad debts" listed in fixed assets on Balance Sheet

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2006 (Non-consolidated)

October 27, 2005

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2006 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market::	Tokyo Stock Exchange
Code number:	8572
Location of the head office:	Tokyo
URL	http://www.acom.co.jp/ir/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 5533 – 0631
Date of the board of directors' meeting for the account settlement:	October 27, 2005
Date of the interim dividend payment:	December 05, 2005
Interim-dividend system:	Adopted
Unit of share system:	Adopted (10 shares for a unit)

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated).

1. Non-Consolidated Business Results for the Interim Accounting Period (from April 1, 2005 to September 30, 2005)

(1) Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/05 (Interim)	200,312	(0.9%)	76,140	0.0%	77,022	0.4%
9/04 (Interim)	202,207	(2.6%)	76,104	31.2%	76,750	30.0%
3/05 (Annual)	402,734		140,234		141,695	

	Net income (Millions of yen)		Net Income per Share (Yen)
9/05 (Interim)	45,757	1.4%	290.52
9/04 (Interim)	45,115	34.0%	286.55
3/05 (Annual)	83,001		525.54

Notes: 1. Average outstanding shares during the period: 157,501,805 shares in 9/05 (interim), 157,442,962 shares in 9/04 (interim), and 157,866,942 shares in 3/05 (annual).
2. Change in accounting policies: None
3. Regarding operating income, operating profit, income before extraordinary items and net income above, the figures in percentages show growth from the previous interim accounting period.

(2) Dividends

	Interim Cash Dividends per Share (Yen)	Annual Cash Dividends per Share (Yen)
9/05 (Interim)	70.00	—
9/04 (Interim)	45.00	—
3/05 (Annual)	—	100.00

(3) Non-Consolidated Financial Position

(Millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share (Yen)
9/05 (Interim)	1,945,922	902,728	46.4%	5,744.67
9/04 (Interim)	1,979,128	830,210	41.9%	5,244.69
3/05 (Annual)	1,951,625	862,301	44.2%	5,447.18

Notes: 1. Number of shares issued at the end of the period: 157,142,039 shares in 9/05 (interim), 158,295,587 shares in 9/04 (interim), and 158,295,574 shares in 3/05 (annual).
2. Number of treasury shares at the end of the period: 2,486,241 shares in 9/05 (interim), 1,332,693 shares in 9/04 (interim), and 1,332,706 shares in 3/05 (annual).

2. Non-Consolidated Forecast for the Fiscal Year Ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Millions of yen)

	Total Operating Income	Income Before Extraordinary Items	Net Income	Annual Cash Dividends per Share	
				Year-end Dividends	(Yen)
Annual	397,000	142,500	84,800	70.00	140.00

Reference: Projected net income per share (annual): 539.40 yen

3. Interim Non-Consolidated Financial Statements
(1) Interim Non-Consolidated Balance Sheets

(Millions of yen)

Term / Subject	Prior interim accounting period (As of September 30, 2004)		This interim accounting period (As of September 30, 2005)		Prior consolidated fiscal year (As of March 31, 2005)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,836,509	92.8	1,730,230	88.9	1,800,655	92.3	(70,425)	(3.9)
Cash and time deposits	111,924		67,605		71,785		(4,180)	(5.8)
Loans receivable	1,614,243		1,606,799		1,601,773		5,025	0.3
Installment accounts receivable	137,633		105,374		118,867		(13,493)	(11.4)
Merchandise	5,861		5,721		5,721		—	—
Deferred tax assets	35,645		27,261		37,896		(10,634)	(28.1)
Other current assets	52,361		31,708		84,231		(52,522)	(62.4)
Allowances for bad debts	(121,160)		(114,240)		(119,620)		5,380	(4.5)
II. Fixed assets	142,618	7.2	215,691	11.1	150,969	7.7	64,722	42.9
Tangible fixed assets	39,330		36,595		38,240		(1,644)	(4.3)
Land	7,984		6,550		7,058		(507)	(7.2)
Other tangible fixed assets	31,346		30,044		31,181		(1,137)	(3.6)
Intangible fixed assets	1,147		1,139		1,143		(3)	(0.3)
Investments and other assets	104,679		180,716		114,365		66,350	58.0
Allowance for bad debts	(2,540)		(2,760)		(2,780)		20	(0.7)
Total Assets	1,979,128	100.0	1,945,922	100.0	1,951,625	100.0	(5,702)	(0.3)

(Millions of yen)

Subject \ Term	Prior interim accounting period (As of September 30, 2004)		This interim accounting period (As of September 30, 2005)		Prior consolidated fiscal year (As of March 31, 2005)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Liabilities)		%		%		%		%
I. Current liabilities	359,007	18.2	427,805	22.0	403,996	20.7	23,809	5.9
Accounts payable	1,260		1,151		1,198		(46)	(3.8)
Short-term loans	2,500		37,000		2,500		34,500	—
Current portion of long-term loans	268,071		235,862		264,581		(28,718)	(10.9)
Commercial paper	—		30,000		20,000		10,000	50.0
Current portion of bonds and notes	40,000		80,000		60,000		20,000	33.3
Accrued income taxes	20,899		20,958		27,029		(6,071)	(22.5)
Allowance for loss on debt guarantees	2,540		2,990		2,880		110	3.8
Deferred income on installment sales	12,503		7,007		9,122		(2,114)	(23.2)
Other current liabilities	11,231		12,835		16,685		(3,849)	(23.1)
II. Fixed liabilities	789,909	39.9	615,387	31.6	685,327	35.1	(69,939)	(10.2)
Straight bonds	235,000		205,000		205,000		—	—
Long-term loans	550,975		399,435		476,641		(77,206)	(16.2)
Allowance for directors' and corporate auditors' retirement benefits	688		705		713		(8)	(1.1)
Other fixed liabilities	3,246		10,247		2,971		7,275	244.8
Total liabilities	1,148,917	58.1	1,043,193	53.6	1,089,323	55.8	(46,129)	(4.2)
(Shareholders' equity)								
I. Common stock	63,832	3.2	63,832	3.3	63,832	3.3	—	—
II. Capital surplus	76,458	3.9	76,121	3.9	76,458	3.9	(336)	(0.4)
Additional paid-in capital	72,322		72,322		72,322		—	—
Other capital surplus	4,135		3,799		4,135		(336)	(8.1)
III. Earned surplus	695,663	35.1	763,441	39.2	726,426	37.2	37,014	5.1
Legal reserve	4,320		4,320		4,320		—	—
Voluntary reserve	620,000		690,000		620,000		70,000	11.3
Unappropriated retained earnings	71,343		69,120		102,106		(32,985)	(32.3)
IV. Securities valuation adjustment	5,057	0.3	18,210	1.0	6,384	0.3	11,825	185.2
V. Treasury stock	(10,801)	(0.6)	(18,877)	(1.0)	(10,801)	(0.5)	(8,076)	74.8
Total shareholders' equity	830,210	41.9	902,728	46.4	862,301	44.2	40,427	4.7
Total liabilities and shareholders' equity	1,979,128	100.0	1,945,922	100.0	1,951,625	100.0	(5,702)	(0.3)

(2) Interim Non-Consolidated Income Statements

(Millions of yen)

Subject / Term	Prior interim accounting period From April 1, 2004 to September 30, 2005		This interim accounting period From April 1, 2005 to September 30, 2005		Change		Prior fiscal year From April 1, 2004 to March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	202,207	100.0	200,312	100.0	(1,895)	(0.9)	402,734	100.0
Interest on loans receivable	186,804		185,502		(1,301)	(0.7)	372,389	
Fees from credit card business	3,019		3,109		89	3.0	6,113	
Fees from installment sales finance business	5,221		3,132		(2,089)	(40.0)	9,255	
Fees on guaranteed loans receivables	3,168		4,113		944	29.8	6,871	
Other financial income	26		14		(11)	(44.2)	19	
Sales	18		—		(18)	—	158	
Other operating income	3,948		4,440		491	12.4	7,927	
II. Operating expenses	126,102	62.4	124,171	62.0	(1,930)	(1.5)	262,500	65.2
Financial expenses	11,364	5.6	9,296	4.6	(2,067)	(18.2)	21,591	5.4
Cost of Sales	17	0.0	—	—	(17)	—	157	0.0
Other operating expenses	114,721	56.8	114,875	57.4	154	0.1	240,751	59.8
Operating profit	76,104	37.6	76,140	38.0	35	0.0	140,234	34.8
III. Non-operating income	1,217	0.6	1,030	0.5	(186)	(15.3)	2,083	0.5
IV. Non-operating expenses	571	0.2	148	0.0	(422)	(74.0)	622	0.1
Income before extraordinary items	76,750	38.0	77,022	38.5	272	0.4	141,695	35.2
V. Extraordinary income	0	0.0	487	0.2	487	—	141	0.0
VI. Extraordinary Losses	1,087	0.6	741	0.4	(345)	(31.8)	2,805	0.7
Income before income taxes	75,663	37.4	76,768	38.3	1,105	1.5	139,031	34.5
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	20,400	15.1	20,380	15.5	(20)	1.5	47,540	13.9
Deferred income taxes	10,148		10,631		483		8,490	
Net income	45,115	22.3	45,757	22.8	642	1.4	83,001	20.6
Retained earnings carried forward from the previous period	26,228		23,363		(2,864)	(10.9)	26,228	
Interim dividends	—		—		—	—	7,123	
Unappropriated retained earnings	71,343		69,120		(2,222)	(3.1)	102,106	

(3) Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(A) Valuation and computation of assets

(a)Valuation and computation of securities

Securities of subsidiaries and affiliates ... Cost as determined by the moving average method

Securities held to maturity ... Amortized cost method (straight line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(b) Valuation and computation of the inventories

Merchandise ... Cost on an individual specified cost basis

(c) Valuation and computation of derivative transactions

Option transaction ... Market value

Swap transaction ... Market value

(B) Depreciation of the fixed assets

(a) Tangible fixed assets ... Declining balance method

(b) Intangible fixed assets ... Straight-line method

(c) Long-term prepaid expenses ... Amortized in equal installments

(C) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on debt guarantees

In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim accounting period.

(c) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(d) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(D) Currency translation standards for foreign-currency-denominated assets or liabilities

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim accounting date, and differences in currency translation are added up as profit or loss.

(E) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(F) Accounting for hedging activities

(a) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

(c) Hedging policy

The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(G) Other Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(a) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Customer fees ... Recognized by credit balance method.

Merchant fees ... Recognized as fees when treated.

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivables ...Recognized by credit-balance method

(b) Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(4) Notes to Interim Non-Consolidated Balance Sheets

Prior interim accounting period (As of September 30, 2004)	This interim accounting period (As of September 30, 2005)	Prior fiscal year (As of March 31, 2005)
1. Cumulative depreciation of tangible fixed assets 44,962 million yen	1. Cumulative depreciation of tangible fixed assets 44,322 million yen	1. Cumulative depreciation of tangible fixed assets 45,264 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 523,644 <93,219> [34,016] Tangible fixed assets 1,912 Total 525,557 <93,219> [34,016] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 145,702 <34,207> Long-term loans 369,172 <57,891> [23,880] Total 515,874 <93,098> [23,880] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 413,416 <62,002> [29,806] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 142,730 <29,134> [7,960] Long-term loans 259,656 <31,757> [11,940] Total 403,386 <61,891> [19,900] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 472,741 <78,549> [31,976] Tangible fixed assets 705 Total 473,446 <78,549> [31,976] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 145,626 <31,963> [7,960] Long-term loans 317,891 <45,471> [15,920] Total 464,517 <78,434> [23,880] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.
3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 121,305 Allowance for loss on debt guarantees 2,540 Net 118,765 (2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,032 ACOM ESTATE CO., LTD. 885 JCK CREDIT CO., LTD. 11,520 SIAM A&C CO., LTD. 23,010 CHAILEASE ACOM FINANCE CO., LTD. 981	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 151,684 Allowance for loss on debt guarantees 2,990 Net 148,694 (2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,096 ACOM ESTATE CO., LTD. 225 JCK CREDIT CO., LTD. 2,750 IR Loan Servicing, Inc. 1,200 DC Cash One Ltd. 65,356 EASY BUY Public Company Limited 33,790	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 137,261 Allowance for loss on debt guarantees 2,880 Net 134,381 (2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,214 ACOM ESTATE CO., LTD. 705 JCK CREDIT CO., LTD. 9,563 IR Loan Servicing, Inc. 1,200 SIAM A&C CO., LTD. 30,746

Prior interim accounting period (As of September 30, 2004)	This interim accounting period (As of September 30, 2005)	Prior fiscal year (As of March 31, 2005)
4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 730,728 million yen at the end of the interim accounting period. This included a total of 486,642 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 799,930 million yen at the end of the interim accounting period. This included a total of 552,210 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 761,747 million yen at the end of the fiscal year. This included a total of 517,947 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the fiscal year. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 5,793 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 22,857 million yen. Under the policies stipulated in Japan's tax laws, 12,895 million yen of this amount would be classified as loans overdue by three months or more, 3,939 million yen as restructured loans and 6,022 million yen as loans no longer in arrears.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,499 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 24,590 million yen. Under the policies stipulated in Japan's tax laws, 12,481 million yen of this amount would be classified as loans overdue by three months or more, 5,422 million yen as restructured loans and 6,687 million yen as loans no longer in arrears.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,982 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 23,775 million yen. Under the policies stipulated in Japan's tax laws, 11,371 million yen of this amount would be classified as loans overdue by three months or more, 5,145 million yen as restructured loans and 7,258 million yen as loans no longer in arrears.

Prior interim accounting period (As of September 30, 2004)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,051) 9,051	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(12,525) 35,383	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(14,988) 2,092	Loans other than the above that are overdue by three months or more
Restructured loans	(38,228) 34,288	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(74,793) 80,815	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

27,998 million yen

Market value of marketable securities purchased at the end of the interim accounting period

27,998 million yen

7. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with 1 financial institution and designated commitment line contracts with 2 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	233,770
Amount of borrowing	23,880
Unused amount	209,890

8. New shares issue

Issue form: Third party allocation

Number of new shares issued: 14,000,000 common shares

Issue price: 6,650yen per share

Amount included in capital: 3,325 yen per share

This interim accounting period (As of September 30, 2005)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,924) 7,924	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(11,352) 35,943	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(14,547) 2,066	Loans other than the above that are overdue by three months or more
Restructured loans	(50,926) 45,504	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(84,750) 91,438	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

7,999 million yen

Market value of marketable securities purchased at the end of the interim accounting period

7,999 million yen

7. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with 1 financial institution and designated commitment line contracts with 3 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	230,820
Amount of borrowing	69,900
Unused amount	160,920

8. —

Prior fiscal year (As of March 31, 2005)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,377) 8,377	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(11,534) 35,310	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(12,717) 1,345	Loans other than the above that are overdue by three months or more
Restructured loans	(41,323) 36,177	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(73,952) 81,210	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

59,994 million yen

Market value of marketable securities purchased at the end of the fiscal year

59,853 million yen

7. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with 1 financial institution and designated commitment line contracts with 3 financial institutions. As of the end of the current fiscal year, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	277,182
Amount of borrowing	23,880
Unused amount	253,302

8. New shares issue

Issue form: Third party allocation

Number of new shares issued: 14,000,000 common shares

Issue price: 6,650yen per share

Amount included in capital: 3,325 yen per share

(5) Notes to Interim Non-Consolidated Statements of Income

Prior interim accounting period (From April 1, 2004 to September 30, 2004)	This interim accounting period (From April 1, 2005 to September 30, 2005)	Prior fiscal year (From April 1, 2004 to March 31, 2005)
1. Other principal financial income (Millions of yen) Interest on deposits 2 Interest on loans 7 Effect of currency exchange 16	1. Other principal financial income (Millions of yen) Interest on loans 4 Effect of currency exchange 9	1. Other principal financial income (Millions of yen) Interest on deposits 4 Interest on loans 14
2. Principal financial expenses (Millions of yen) Interest paid 7,811 Interest on corporate bonds 2,523	2. Principal financial expenses (Millions of yen) Interest paid 5,765 Interest on corporate bonds 2,413 Bond issue expenses 193	2. Principal financial expenses (Millions of yen) Interest paid 14,513 Interest on corporate bonds 4,953 Bond issue expenses 142
3. Principal items of non-operating income (Millions of yen) Interest income 386 Interest on securities 37 Dividends received 258 Gains on sales of securities 15 Insurance payment received 26 Rent from corporate residence 242	3. Principal items of non-operating income (Millions of yen) Interest income 289 Interest on securities 41 Dividends received 229 Insurance payment received 42 Rent from corporate residence 246	3. Principal items of non-operating income (Millions of yen) Interest income 681 Interest on securities 73 Dividends received 324 Gains on sales of securities 15 Insurance payment received 42 Rent from corporate residence 486
4. Principle items of non-operating expenses (Millions of yen) Stock issue expenses 474 Loss on investments in investing business association 52	4. Principle items of non-operating expenses (Millions of yen) Loss on investments in investing business association 120	4. Principle items of non-operating expenses (Millions of yen) Treasury stock acquisition expenses 474 Loss on investments in investing business association 61
5. Extraordinary income represents the gains on sales of fixed assets	5.Principle items of extraordinary income (Millions of yen) Gains on sales of fixed assets 201 Gains on sales of investments in affiliates 286	5.Principle items of extraordinary income (Millions of yen) Gains on sales of investments in securities 126 Gains on maturity of investment trusts 14
6. Principle items of extraordinary losses (Millions of yen) Loss on sales of fixed assets 18 Loss on disposal of fixed assets 494 Impairment loss 167 Loss on sales of investments in securities 38 Loss on revaluation of investments in securities 267 Loss on liquidation of investments in trusted real property 78	6. Principle items of extraordinary losses (Millions of yen) Loss on sales of fixed assets 337 Loss on disposal of fixed assets 371	6. Principle items of extraordinary losses (Millions of yen) Loss on sales of fixed assets 29 Loss on disposal of fixed assets 1,068 Impairment loss 1,094 Loss on sales of investments in securities 128 Loss on revaluation of investments in securities 353

Prior interim accounting period (From April 1, 2004 to September 30, 2004)	This interim accounting period (From April 1, 2005 to September 30, 2005)	Prior fiscal year (From April 1, 2004 to March 31, 2005)
See below	7. .—	See below

Prior interim accounting period (From April 1, 2004 to September 30, 2004)

7. Impairment loss

The Company has reported impairment loss for this interim accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Hokkaido Abuta-gun	Welfare/ Leisure Facilities	Land and buildings etc.
Osaka City Nishiyodogawa-ku	Store	Buildings and Lease

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment was recognized

We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values.

No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

(4) Calculation of recovery price

Land	38
Tangible asset and others	75
Intangible asset	54
Total	167

(5) Calculation of recovery price

The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.

8. Depreciation amount

	(Millions of yen)
Tangible fixed assets	2,250
Intangible fixed assets	4

This interim accounting period (From April 1, 2005 to September 30, 2005)

7. .—

8. Depreciation amount

	(Millions of yen)
Tangible fixed assets	1,987
Intangible fixed assets	3

Prior fiscal year (From April 1, 2004 to March 31, 2005)

7. Impairment loss

The Company has reported impairment loss for this fiscal year as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Hyogo Sanda City	Welfare/ Leisure Facilities	Land and Buildings etc.
Hyogo Kinosaki-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Hokkaido Abuta-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Osaka City Nishiyodogawa-ku	Store	Buildings and Leasehold
Iwate Iwate-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Inasa-gun	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment was recognized

We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values.

No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

(4) Calculation of recovery price

Land	945
Tangible asset and others	94
Intangible asset	54
Total	1,094

(5) Calculation of recovery price

The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.

8. Depreciation amount

	(Millions of yen)
Tangible fixed assets	4,689
Intangible fixed assets	8

(6) Notes to Lease Transactions

Prior interim accounting period (From April 1, 2004 to September 30, 2004)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	173	90	82
Equipment and furniture	6,488	4,187	2,300
Total	6,661	4,278	2,383

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,288
More than 1 year	1,142
Total	2,431

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	909
Equivalent of depreciation	865
Equivalent of interest payable	34

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

This interim accounting period (From April 1, 2005 to September 30, 2005)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	160	76	84
Equipment and furniture	4,312	2,983	1,329
Total	4,473	3,059	1,413

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	855
More than 1 year	586
Total	1,441

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	601
Equivalent of depreciation	575
Equivalent of interest payable	17

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

Prior fiscal year (From April 1, 2004 to March 31, 2005)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	176	96	79
Equipment and furniture	4,826	3,100	1,725
Total	5,002	3,197	1,805

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,023
More than 1 year	817
Total	1,841

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,686
Equivalent of depreciation	1,605
Equivalent of interest payable	59

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

(7) Securities (Subsidiary and affiliate stock)

Prior interim accounting period (from April 1, 2004 to September 30, 2004)
This interim accounting period (from April 1, 2005 to September 30, 2005)
Prior fiscal year (from April 1, 2004 to March 31, 2005)

There is no subsidiary and affiliate stock for which market prices are available.

4. Actual Results

(1) Operating income by Category

(Millions of yen)

Division	Category	Prior interim accounting period From April 1, 2004 to September 30, 2004 Amount	Composition ratio	This interim accounting period From April 1, 2005 to September 30, 2005 Amount	Composition ratio	Change Amount	Percentage	Prior fiscal year From April 1, 2004 to March 31, 2005 Amount	Composition ratio
			%		%		%		%
Finance Business	Interest on loans receivable	186,804	92.4	185,502	92.6	(1,301)	(0.7)	372,389	92.5
	Unsecured loans	182,987	90.5	182,063	90.9	(923)	(0.5)	364,991	90.6
	Consumers	182,960	90.5	182,048	90.9	(912)	(0.5)	364,944	90.6
	Commercials	26	0.0	15	0.0	(11)	(42.4)	47	0.0
	Secured loans	3,817	1.9	3,438	1.7	(378)	(9.9)	7,397	1.9
	Fees from	8,240	4.1	6,241	3.1	(1,999)	(24.3)	15,369	3.8
	Credit card business	3,019	1.5	3,109	1.5	89	3.0	6,113	1.5
	Installment sales financing	5,221	2.6	3,132	1.6	(2,089)	(40.0)	9,255	2.3
	Fees from credit guarantees	3,168	1.6	4,113	2.1	944	29.8	6,871	1.7
Other Business	Sales	18	0.0	—	—	(18)	—	158	0.0
Other Category	Other financial income	26	0.0	14	0.0	(11)	(44.2)	19	0.0
	Other operating income	3,948	1.9	4,440	2.2	491	12.4	7,927	2.0
	Collection of bad debts deducted	3,072	1.5	3,560	1.8	487	15.9	6,103	1.5
	Others	876	0.4	880	0.4	4	0.5	1,824	0.5
Total		202,207	100.0	200,312	100.0	(1,895)	(0.9)	402,734	100.0

Note: Operating income of "ACOM MasterCard®" is included in "Fees from credit card business."

(2) Other statistics

(a) Receivables outstanding at the end of accounting period

(Millions of yen)

Item	Prior interim accounting period (As of September 30, 2004)	This interim accounting period (As of September 30, 2005)	Prior fiscal year (As of March 31, 2005)	Change (YTD)	
					%
Loans receivable outstanding	1,614,243	1,606,799	1,601,773	5,025	0.3
Unsecured loans	1,554,121	1,551,716	1,545,493	6,223	0.4
Consumers	1,553,851	1,551,549	1,545,295	6,253	0.4
Commercials	269	167	197	(29)	(15.2)
Secured loans	60,121	55,083	56,280	(1,197)	(2.1)
Credit card business	48,353	48,591	48,853	(262)	(0.5)
ACOM MasterCard®	48,336	48,579	48,833	(254)	(0.5)
Other	17	11	19	(8)	(41.2)
Installment sales finance business	89,279	56,783	70,014	(13,230)	(18.9)

(b) Number of customer accounts

(Millions of yen)

Item \ Term	Prior interim accounting period (As of September 30, 2004)	This interim accounting period (As of September 30, 2005)	Prior fiscal year (As of March 31, 2005)	Change (YTD)	
Number of loan customer accounts	2,932,749	2,888,690	2,902,916	(14,226)	(0.5)
Unsecured loans	2,919,642	2,876,210	2,890,353	(14,143)	(0.5)
Consumers	2,919,333	2,876,016	2,890,120	(14,104)	(0.5)
Commercials	309	194	233	(39)	(16.7)
Secured loans	13,107	12,480	12,563	(83)	(0.7)
Credit card business	1,190,334	1,221,052	1,192,175	28,877	2.4
ACOM MasterCard®	1,190,132	1,220,853	1,191,975	28,878	2.4
Other	202	199	200	(1)	(0.5)
Installment sales finance business	332,357	244,575	284,782	(40,207)	(14.1)

Note: 1. Loan business: The number of loan accounts with receivables outstanding
2. Installment business:
Credit card: Cardholder of ACOM MasterCard ®
3. Installment sales finance business: Number of contracts with receivables outstanding

(c) Number of outlets, MUJINKUN, and Cash Dispenser ("CD")/ATM

Item \ Term	Prior interim accounting period (As of September 30, 2004)	This interim accounting period (As of September 30, 2005)	Prior fiscal year (As of March 31, 2005)	Change (YTD)	
Number of outlets	1,710	1,910	1,794	116	6.5%
Loan business outlets	1,702	1,901	1,785	116	6.5%
Staffed	328	299	324	(25)	(7.7%)
Unstaffed	1,374	1,602	1,461	141	9.7%
Quick Mujin	—	111	38	73	192.1
Installment sales finance business	8	9	9	—	—
Number of MUJINKUN outlets (machines)	<1,698> 1,697	<1,788> 1,787	<1,745> 1,744	43	2.5%
Number of CD/ATM	82,125	81,493	81,736	(243)	(0.3%)
Proprietary	1,844	1,932	1,891	41	2.2%
Open 365 days / year	1,840	1,931	1,888	43	2.3%
Open 24 hours / day	1,616	1,705	1,662	43	2.6%
Tie-up	80,281	79,561	79,845	(284)	0.4%
Others	8,509	8,814	8,684	130	(1.5%)

(d) Others

Item \ Term	Prior interim accounting period (As of September 30, 2004)	This interim accounting period (As of September 30, 2005)	Prior fiscal year (As of March 31, 2005)	Change (YTD) [From September 30, 2004 to September 30, 2005]	
Number of employees	4,237	4,067	4,096	(29)	(0.7%)
Allowance for bad debts (millions of yen)	123,700	117,000	122,400	(5,400)	(4.4%)
Allowance for loss on guaranteed loans receivable (millions of yen)	2,540	2,990	2,880	110	3.8%
Bad debt write-offs (millions of yen)	[54,114]	[51,819]	[108,446]	[(2,294)]	[(4.2%)]

Note: The amount of "Allowance for bad debts" mentioned above is the sum of "Allowance for bad debts listed in current assets and "Allowance for bad debts" listed in fixed assets on Balance Sheet.

EXHIBIT3

DATA BOOK

The Interim Period Ending March, 2006

ACOM CO., LTD.

October 2005
Code No. 8572

Contents

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:7. " - " is displayed when the percentage change exceeds 1,000%.

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1.Consolidated Subsidiaries and Equity-Method Affiliates

Name of company	Equity owned by ACOM	Summary of business
【Domestic】 Consolidated Subsidiaries: 13 (including 2 Investing Business Associations) Equity-method Affiliates: 1		
DC Cash One Ltd.	54.73%	Unsecured loan business and guarantee business for personal loan of banks, etc.
[Equity-Method Affiliate] DC Card Co., Ltd.	20.33%	Unsecured loan business, credit card business of which principal commodity is DC CARD, and loan guarantee business for banks, etc.
JCK CREDIT CO., LTD.	100%	Installment sales finance business and unsecured loan business
IR Loan Servicing, Inc.	80%	Loan servicing business
RELATES CO., LTD	100%	Entrusted with call center functions of banks, etc.
AC Ventures Co., Ltd	100%	Development, investment, promotion and support of venture campanies
ACOM RENTAL CO., LTD	100%	Comprehensive rental business
JLA INCORPORATED	100%	Advertising agency, interior design and construction of service outlets
AJAST Ltd.	25% (75%)	Insurance agency business
ACOM ESTATE CO., LTD.	100%	Real Estate Management
ABS CO., LTD.	0% (100%)	Maintenance of buildings and other properties
AB PARTNER CO., LTD.	100%	Back-office services
【Overseas】Consolidated Subsidiaries: 5 Equity-method Affiliate: -		
EASY BUY Public Company Limited	49%	Hire purchase business and unsecured loan business in Thailand.
ACOM FUNDING CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM PACIFIC, INC.	100%	—
ACOM (U.S.A.) INC.	100%	—
ACOM INTERNATIONAL, INC.	100%	—

Notes: 1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
2. ACOM (U.S.A.) INC.and ACOM INTERNATIONAL, INC. suspended their operation.
3. SIAM A&C CO., LTD. changed its corporate name to EASY BUY Public Company Limited on April 1, 2005.
4. On September 2, 2005, ACOM sold all of its holding shares of CHILEASE ACOM FINANCE CO., LTD., which was an equity-method affiliated company.
5. Investing business associations are omitted as they operate funds.

2.Income and Expenses (Consolidated)

(Millions of yen)

	2005/3				2005/9				2006/3 (E)			
	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio
Operating Income	433,965 (402,734)	-1,002	-0.2	1.078	222,182 (200,312)	5,532	2.6	1.109	442,100 (397,000)	8,134	1.9	1.114
Operating Expenses	289,604 (262,500)	-24,972	-7.9	-	143,390 (124,171)	5,385	3.9	-	297,600 (256,400)	7,995	2.8	-
Financial Expenses	22,534 (21,591)	-4,375	-16.3	-	10,472 (9,296)	-1,281	-10.9	-	21,100 (18,500)	-1,434	-6.4	-
Provision for Bad Debts	108,453 (102,462)	-32,052	-22.8	-	50,851 (46,749)	-676	-1.3	-	106,000 (97,700)	-2,453	-2.3	-
Operating Profit	144,361 (140,234)	23,970	19.9	1.029	78,792 (76,140)	147	0.2	1.035	144,500 (140,600)	138	0.1	1.028
Non-operating Income	1,454 (2,083)	157	12.2	-	1,246 (1,030)	424	51.7	-	2,350 (2,050)	895	61.5	-
Non-operating Expenses	2,468 (622)	-446	-15.3	-	123 (148)	-1,503	-92.4	-	150 (150)	-2,318	-93.9	-
Income Before Extraordinary Items	143,347 (141,695)	24,574	20.7	1.012	79,916 (77,022)	2,076	2.7	1.038	146,700 (142,500)	3,352	2.3	1.029
Extraordinary Income	142 (141)	-3,188	-95.7	-	400 (487)	399	-	-	500 (500)	357	251.5	-
Extraordinary Losses	3,101 (2,805)	1,329	75.1	-	743 (741)	-619	-45.4	-	1,000 (1,000)	-2,101	-67.8	-
Income Before Income Taxes	140,388 (139,031)	20,055	16.7	-	79,572 (76,768)	3,094	4.0	-	146,200 (142,000)	5,811	4.1	-
Net Income	81,533 (83,001)	11,214	15.9	0.982	46,351 (45,757)	1,744	3.9	1.013	86,300 (84,800)	4,766	5.8	1.018

3.Operating Income by Segment (Consolidated)

(Millions of yen,%)

	2004/3	yoy %	C.R.	2005/3	yoy %	C.R.	2005/9	yoy	yoy %	C.R.	2006/3(E)	yoy %	C.R.
Operating Income	434,968	-0.6	100.0	433,965	-0.2	100.0	222,182	5,532	2.6	100.0	442,100	1.9	100.0
Loan Business	391,259	-1.7	90.0	387,348	-1.0	89.3	199,358	5,609	2.9	89.7	397,200	2.5	89.8
ACOM CO.,LTD.	386,217	-2.4	-	379,248	-1.8	-	188,899	-1,352	-0.7	-	375,190	-1.1	84.8
DC Cash One LTD.	-	-	-	-	-	-	5,388	5,388	-	-	11,500	-	2.6
EASY BUY Pubulic Company Limited	5,028	129.5	-	8,095	61.0	-	5,070	1,575	45.1	-	10,500	29.7	2.4
JCK CREDIT CO.,LTD	13	-65.8	-	4	-69.2	-	0	-1	-74.4	-	10	143.3	0.0
Credit Card Business	5,876	15.3	1.3	6,311	7.4	1.4	3,265	141	4.5	1.5	6,700	6.1	1.5
ACOM CO.,LTD.	5,782	15.4	-	6,227	7.7	-	3,229	151	4.9	-	6,500	4.4	1.5
JCK CREDIT CO.,LTD	93	10.7	-	84	-9.7	-	35	-9	-21.5	-	200	137.7	0.0
Installment Sales Finance Business	22,738	-11.6	5.2	16,622	-26.9	3.8	7,759	-1,117	-12.6	3.5	14,000	-15.8	3.2
ACOM CO.,LTD.	14,002	-14.4	-	9,456	-32.5	-	3,264	-2,076	-38.9	-	5,600	-40.8	1.3
EASY BUY Pubulic Company Limited	1,975	18.5	-	2,827	43.1	-	3,159	2,135	208.5	-	6,300	122.8	1.4
JCK CREDIT CO.,LTD	6,761	-12.2	-	4,339	-35.8	-	1,335	-1,175	-46.8	-	2,100	-51.6	0.5
Guarantee Business	5,037	169.8	1.2	7,627	51.4	1.8	3,013	-498	-14.2	1.4	6,400	-16.1	1.5
Loan Servicing Business	2,786	201.2	0.6	8,762	214.5	2.0	5,323	1,290	32.0	2.4	10,800	23.3	2.4
Collection of purchased receivables	2,088	377.9	-	7,757	271.5	-	4,936	1,236	33.4	-	10,100	30.2	2.3
Rental Business	3,527	-2.8	0.8	3,781	7.2	0.9	2,119	401	23.4	0.9	4,200	11.1	1.0
Others	3,742	64.8	0.9	3,511	-6.2	0.8	1,343	-295	-18.0	0.6	2,800	-20.3	0.6

4.Receivables Outstanding by Segment (Consolidated)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,888,413	9.8	1,941,244	2.8	1,857,536	-4.3	1,869,685	0.7	**1,871,972**	**41,658**	**2.3**	**1,872,700**	**0.2**
Loans Business	1,618,660	8.1	1,660,256	2.6	1,623,154	-2.2	1,680,184	3.5	**1,697,962**	**69,805**	**4.3**	**1,715,300**	**2.1**
ACOM CO., LTD.	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7	**1,606,799**	**-7,443**	**-0.5**	**1,602,200**	**0.0**
JCK CREDIT CO., LTD.	327	-59.5	153	-53.1	66	-56.8	33	-49.8	**24**	**-24**	**-50.2**	**20**	**-40.0**
EASY BUY	1,495	-	7,212	382.3	10,289	42.7	17,163	66.8	**20,504**	**6,639**	**47.9**	**30,100**	**75.4**
DC Cash One Ltd	-	-	-	-	-	-	59,246	-	**68,103**	**68,103**	**-**	**80,000**	**35.0**
Credit Card Business	32,102	62.7	41,850	30.4	46,731	11.7	49,399	5.7	**49,129**	**156**	**0.3**	**50,900**	**3.0**
ACOM MasterCard	31,388	63.8	41,114	31.0	45,941	11.7	48,833	6.3	**48,579**	**243**	**0.5**	**50,400**	**3.2**
JCK CREDIT CO., LTD.	624	54.1	684	9.6	758	10.8	546	-27.9	**538**	**-81**	**-13.1**	**500**	**-8.5**
EASY BUY	-	-	-	-	-	-	-	-	**-**	**-**	**-**	**-**	**-**
Installment Sales Finance Business	237,502	16.5	237,948	0.2	181,567	-23.7	127,378	-29.8	**108,949**	**-36,977**	**-25.3**	**87,700**	**-31.1**
ACOM CO., LTD.	161,247	7.1	153,203	-5.0	113,934	-25.6	70,014	-38.5	**56,783**	**-32,495**	**-36.4**	**49,600**	**-29.2**
JCK CREDIT CO., LTD.	69,996	42.5	77,338	10.5	59,785	-22.7	33,607	-43.8	**24,521**	**-21,075**	**-46.2**	**17,300**	**-48.5**
EASY BUY	6,258	51.1	7,406	18.3	7,847	6.0	23,756	202.7	**27,645**	**16,593**	**150.1**	**20,800**	**-12.4**
Loan Servicing Business	147	-	1,189	706.5	6,082	411.1	12,723	109.2	**15,930**	**8,674**	**119.5**	**18,800**	**47.8**

5.Number of Customer Accounts by Segment (Consolidated)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	3,058,274	5.5	3,161,304	3.4	3,161,894	0.0	3,406,054	7.7	**3,443,070**	**228,167**	**7.1**	**3,467,900**	**1.8**
ACOM CO., LTD.	3,035,706	4.9	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-1.7	**2,888,690**	**-44,059**	**-1.5**	**2,850,000**	**-1.8**
JCK CREDIT CO., LTD.	2,719	-45.3	1,122	-58.7	422	-62.4	167	-60.4	**98**	**-148**	**-60.2**	**50**	**-70.1**
EASY BUY	19,849	-	127,852	544.1	207,399	62.2	347,003	67.3	**383,168**	**101,260**	**35.9**	**434,000**	**25.1**
DC Cash One Ltd	-	-	-	-	-	-	150,074	-	**163,612**	**163,612**	**-**	**175,050**	**16.6**
Credit Card Business	1,016,544	30.1	1,021,131	0.5	1,071,681	5.0	1,197,784	11.8	**1,226,580**	**30,034**	**2.5**	**1,219,300**	**1.8**
ACOM MasterCard	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	**1,220,853**	**30,721**	**2.6**	**1,213,800**	**1.8**
JCK CREDIT CO., LTD.	4,952	52.9	6,004	21.2	6,982	16.3	5,609	-19.7	**5,528**	**-684**	**-11.0**	**5,300**	**-5.5**
EASY BUY	-	-	-	-	-	-	-	-	**-**	**-**	**-**	**-**	**-**
Installment Sales Finance	905,725	17.8	991,162	9.4	886,110	-10.6	958,768	8.2	**924,944**	**61,602**	**7.1**	**680,100**	**-29.1**
ACOM CO., LTD.	486,532	9.0	479,182	-1.5	387,261	-19.2	284,782	-26.5	**244,575**	**-87,782**	**-26.4**	**221,600**	**-22.2**
JCK CREDIT CO., LTD.	246,786	16.4	263,202	6.7	222,424	-15.5	148,059	-33.4	**120,214**	**-62,976**	**-34.4**	**88,500**	**-40.2**
EASY BUY	172,407	55.9	248,778	44.3	276,425	11.1	525,927	90.3	**560,155**	**212,360**	**61.1**	**370,000**	**-29.6**
Loan Servicing Business	1,468	-	10,540	618.0	31,851	202.2	137,808	332.7	**190,900**	**141,803**	**288.8**	**-**	**-**

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.Loan Servicing Business: Number of accounts for purchased loans.

6.Income and Expenses (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	400,818	9.3	419,258	4.6	411,799	-1.8	402,734	-2.2	**200,312**	**-1,895**	**-0.9**	**397,000**	**-1.4**
Interest on Loans Receivable	373,235	9.3	388,483	4.1	379,332	-2.4	372,389	-1.8	**185,502**	**-1,301**	**-0.7**	**368,300**	**-1.1**
Operating Expenses	231,857	11.4	276,677	19.3	295,918	7.0	262,500	-11.3	**124,171**	**-1,930**	**-1.5**	**256,400**	**-2.3**
Financial Expenses	28,622	-1.1	29,585	3.4	26,115	-11.7	21,591	-17.3	**9,296**	**-2,067**	**-18.2**	**18,500**	**-14.3**
Provision for Bad Debts	69,997	35.5	112,108	60.2	135,474	20.8	102,462	-24.4	**46,749**	**-2,360**	**-4.8**	**97,700**	**-4.6**
Other Operating Expenses	133,237	4.5	134,878	1.2	133,597	-0.9	138,289	3.5	**68,126**	**2,514**	**3.8**	**140,200**	**1.4**
Operating Profit	168,961	6.6	142,581	-15.6	115,880	-18.7	140,234	21.0	**76,140**	**35**	**0.0**	**140,600**	**0.3**
Non-operating Income	2,126	27.3	2,118	-0.4	2,086	-1.5	2,083	-0.1	**1,030**	**-186**	**-15.3**	**2,050**	**-1.6**
Non-operating Expenses	407	-63.5	197	-51.6	167	-15.0	622	271.2	**148**	**-422**	**-74.0**	**150**	**-75.9**
Income Before Extraordinary Items	170,680	7.3	144,502	-15.3	117,799	-18.5	141,695	20.3	**77,022**	**272**	**0.4**	**142,500**	**0.6**
Extraordinary Income	1	-99.9	5	202.6	3,198	-	141	-95.6	**487**	**487**	**-**	**500**	**253.4**
Extraordinary Losses	6,914	-10.3	9,925	43.5	7,861	-20.8	2,805	-64.3	**741**	**-345**	**-31.8**	**1,000**	**-64.4**
Loss on Sales of Fixed Assets	5,579	44.8	5,914	6.0	292	-95.0	29	-90.0	**337**	**318**	**-**	**400**	**-**
Loss on Revaluation of Investments in Securities	411	-69.3	2,706	557.7	335	-87.6	353	5.4	**-**	**-267**	**-100.0**	**-**	**-**
Income Before Income Taxes	163,767	7.1	134,582	-17.8	113,136	-15.9	139,031	22.9	**76,768**	**1,105**	**1.5**	**142,000**	**2.1**
Income Taxes, current	79,360	5.9	68,070	-14.2	54,160	-20.4	47,540	-12.2	**20,380**	**-20**	**-0.1**	**46,600**	**-2.0**
Enterprise Taxes	16,960	18.2	14,570	-14.1	11,760	-19.3	8,240	-29.9	**3,480**	**-20**	**-0.6**	**-**	**-**
Income Taxes, deferred	-10,370	271.4	-10,977	5.9	-6,671	-39.2	8,490	-227.3	**10,631**	**483**	**4.8**	**10,600**	**24.8**
Net Income	94,777	17.4	77,489	-18.2	65,648	-15.3	83,001	26.4	**45,757**	**642**	**1.4**	**84,800**	**2.2**

7.Operating Income by Category (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	400,818	9.3	419,258	4.6	411,799	-1.8	402,734	-2.2	**200,312**	**-1,895**	**-0.9**	**397,000**	**-1.4**
Interest on Loans Receivable	373,235	9.3	388,483	4.1	379,332	-2.4	372,389	-1.8	**185,502**	**-1,301**	**-0.7**	**368,300**	**-1.1**
Unsecured Loans	365,091	9.5	380,090	4.1	370,985	-2.4	364,991	-1.6	**182,063**	**-923**	**-0.5**	**361,530**	**-0.9**
Consumers	364,814	9.6	379,923	4.1	370,894	-2.4	364,944	-1.6	**182,048**	**-912**	**-0.5**	**361,500**	**-0.9**
Commercials	277	-32.9	167	-39.7	90	-45.7	47	-47.7	**15**	**-11**	**-42.4**	**30**	**-36.9**
Secured Loans	8,143	0.5	8,393	3.1	8,347	-0.5	7,397	-11.4	**3,438**	**-378**	**-9.9**	**6,770**	**-8.5**
Fees from Credit Card Business	3,692	58.9	4,986	35.0	5,714	14.6	6,113	7.0	**3,109**	**89**	**3.0**	**6,300**	**3.1**
ACOM MasterCard	3,676	59.9	4,952	34.7	5,647	14.0	6,111	8.2	**3,108**	**90**	**3.0**	**6,300**	**3.1**
Fees from Installment Sales Financing	16,278	13.9	16,166	-0.7	13,799	-14.6	9,255	-32.9	**3,132**	**-2,089**	**-40.0**	**5,300**	**-42.7**
Fees from Credit Guarantees	319	-	1,866	483.8	5,035	169.7	7,599	50.9	**4,551**	**1,052**	**30.1**	**9,600**	**26.3**
Sales	-	-	105	-	735	600.0	158	-78.5	**-**	**-18**	**-**	**-**	**-**
Others	7,292	4.9	7,651	4.9	7,181	-6.1	7,218	0.5	**4,016**	**371**	**10.2**	**7,500**	**3.9**
Collection of Bad Debts Deducted	6,938	6.6	6,430	-7.3	6,083	-5.4	6,103	0.3	**3,560**	**487**	**15.9**	**6,600**	**8.1**

7-2.Composition Ratio of Operating Income by Category (ACOM)

(%)

	2002/3	2003/3	2004/3	2005/3	**2005/9**	**2006/3(E)**
Operating Income	100.0	100.0	100.0	100.0	**100.0**	**100.0**
Interest on Loans Receivable	93.1	92.7	92.1	92.5	**92.6**	**92.8**
Fees from Credit Card Business	0.9	1.2	1.4	1.5	**1.5**	**1.6**
Fees from Installment Sales Financing	4.1	3.9	3.4	2.3	**1.6**	**1.3**
Fees from Credit Guarantees	0.1	0.4	1.2	1.9	**2.3**	**2.4**
Sales	-	0.0	0.2	0.0	**-**	**-**
Others	1.8	1.8	1.7	1.8	**2.0**	**1.9**

8.Operating Expenses (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Expenses	231,857	11.4	276,677	19.3	295,918	7.0	262,500	-11.3	124,171	-1,930	-1.5	256,400	-2.3
Financial Expenses	28,622	-1.1	29,585	3.4	26,115	-11.7	21,591	-17.3	9,296	-2,067	-18.2	18,500	-14.3
Cost of Sales	-	-	104	-	731	596.7	157	-78.5	-	-17	-	-	-
Provision for Bad Debts	69,997	35.5	112,108	60.2	135,474	20.8	102,462	-24.4	46,749	-2,360	-4.8	97,700	-4.6
Bad Debt Write-offs	54,251	22.2	81,608	50.4	112,598	38.0	108,446	-3.7	51,819	-2,294	-4.2	104,300	-3.8
Additional Allowance for Bad Debts	15,733	116.7	30,039	90.9	21,485	-28.5	-6,998	-132.6	-5,180	499	8.8	-7,200	-2.9
Additional Allowance for Loss on Debt Guarantees	12	-	461	-	1,391	201.7	1,015	-27.0	110	-565	-83.7	600	-40.9
Other Operating Expenses	133,237	4.5	134,878	1.2	133,597	-0.9	138,289	3.5	68,126	2,514	3.8	140,200	1.4
Personnel Costs	35,782	4.9	36,869	3.0	37,235	1.0	36,116	-3.0	17,475	-133	-0.8	35,200	-2.5
Advertising and Promotional Expenses	19,304	-4.5	15,853	-17.9	13,989	-11.8	16,025	14.5	8,215	631	8.3	16,500	3.0
Administrative Expenses	15,487	1.6	15,851	2.4	15,191	-4.2	14,583	-4.0	7,311	124	1.7	15,300	4.9
Expenses for Computer Operation and Development	23,336	16.3	23,311	-0.1	21,296	-8.6	20,923	-1.8	9,567	-66	-0.7	20,500	-2.0
Fees	11,241	15.2	12,119	7.8	13,635	12.5	16,074	17.9	8,260	355	4.5	16,800	4.5
Insurance Expenses	6,247	-5.0	8,782	40.6	9,347	6.4	9,020	-3.5	3,767	-880	-18.9	7,200	-20.2
Depreciation Expenses	3,829	-9.1	3,428	-10.5	2,950	-14.0	2,560	-13.2	1,212	-30	-2.4	2,600	1.5
Taxes and Other Public Charges	6,851	4.3	6,625	-3.3	6,161	-7.0	6,253	1.5	3,195	-16	-0.5	5,300	-15.3
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	-	-	970	-	446	-24	-5.1	1,000	3.1
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	-	1,000	-
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	11,156	3.7	12,036	7.9	13,788	14.6	15,761	14.3	8,673	2,555	41.8	18,800	19.3

8-2.Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	2002/3		2003/3		2004/3		2005/3		2005/9		2006/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Operating Expenses	57.8	1.0	66.0	8.2	71.9	5.9	65.2	-6.7	62.0	-0.4	64.6	-0.6
Financial Expenses	7.1	-0.8	7.1	0.0	6.3	-0.8	5.4	-0.9	4.7	-0.9	4.7	-0.7
Cost of Sales	-	-	0.0	0.0	0.2	0.2	0.0	-0.2	-	-	-	-
Provision for Bad Debts	17.5	3.4	26.7	9.2	32.9	6.2	25.5	-7.4	23.3	-1.0	24.6	-0.9
Bad Debt Write-offs	13.6	1.5	19.5	5.9	27.4	7.9	26.9	-0.5	25.9	-0.9	26.3	-0.6
Additional Allowance for Bad Debts	3.9	1.9	7.1	3.2	5.2	-1.9	-1.7	-6.9	-2.6	0.2	-1.8	-0.1
Additional Allowance for Loss on Debt Guarantees	0.0	0.0	0.1	0.1	0.3	0.2	0.3	0.0	0.0	-0.3	0.1	-0.2
Other Operating Expenses	33.2	-1.6	32.2	-1.0	32.5	0.3	34.3	1.8	34.0	1.6	35.3	1.0
Personnel Costs	8.9	-0.4	8.8	-0.1	9.0	0.2	9.0	0.0	8.7	0.0	8.9	-0.1
Advertising and Promotional Expenses	4.8	-0.7	3.8	-1.0	3.4	-0.4	4.0	0.6	4.1	0.3	4.2	0.2
Administrative Expenses	3.9	-0.3	3.8	-0.1	3.7	-0.1	3.6	-0.1	3.7	0.1	3.9	0.3
Expenses for Computer Operation and Development	5.8	0.3	5.5	-0.3	5.2	-0.3	5.2	0.0	4.8	0.0	5.2	0.0
Fees	2.8	0.1	2.9	0.1	3.3	0.4	4.0	0.7	4.1	0.2	4.2	0.2
Insurance Expenses	1.6	-0.2	2.1	0.5	2.3	0.2	2.2	-0.1	1.9	-0.4	1.8	-0.4
Depreciation Expenses	0.9	-0.2	0.8	-0.1	0.7	-0.1	0.6	-0.1	0.6	0.0	0.7	0.1
Taxes and Other Public Charges	1.7	-0.1	1.6	-0.1	1.5	-0.1	1.6	0.1	1.6	0.0	1.3	-0.3
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	-	-	0.2	0.2	0.2	0.0	0.2	0.0
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	0.2	0.2
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Others	2.8	-0.1	2.9	0.1	3.4	0.5	3.9	0.5	4.3	1.3	4.7	0.8

Note: Ratio of operating expenses to operating income = Operating expenses ／Operating income

9.Receivables Outstanding (ACOM)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,809,564	8.6	1,847,259	2.1	1,772,706	-4.0	1,720,641	-2.9	**1,712,174**	**-39,701**	**-2.3**	**1,702,200**	**-1.1**
Loans Business	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7	**1,606,799**	**-7,443**	**-0.5**	**1,602,200**	**0.0**
Unsecured Loans	1,548,894	8.5	1,582,751	2.2	1,548,616	-2.2	1,545,493	-0.2	**1,551,716**	**-2,404**	**-0.2**	**1,548,100**	**0.2**
Consumers	1,547,850	8.5	1,582,125	2.2	1,548,274	-2.1	1,545,295	-0.2	**1,551,549**	**-2,302**	**-0.1**	**1,548,000**	**0.2**
Commercials	1,043	-30.4	625	-40.1	341	-45.4	197	-42.3	**167**	**-102**	**-38.0**	**100**	**-49.3**
Secured Loans	67,942	-0.1	70,139	3.2	64,183	-8.5	56,280	-12.3	**55,083**	**-5,038**	**-8.4**	**54,100**	**-3.9**
Real Estate Card Loan	53,509	7.7	56,852	6.2	52,781	-7.2	47,135	-10.7	**46,545**	**-3,241**	**-6.5**	**-**	**-**
Credit Card Business	31,478	62.8	41,166	30.8	45,973	11.7	48,853	6.3	**48,591**	**237**	**0.5**	**50,400**	**3.2**
ACOM MasterCard	31,388	63.8	41,114	31.0	45,941	11.7	48,833	6.3	**48,579**	**243**	**0.5**	**50,400**	**3.2**
Installment Sales Finance Business	161,247	7.1	153,203	-5.0	113,934	-25.6	70,014	-38.5	**56,783**	**-32,495**	**-36.4**	**49,600**	**-29.2**
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	512 (541)	3.2 (5.5)	524	2.3	527	0.6	535	1.5	**539**	**7**	**1.3**	**545**	**1.9**

Guaranteed loans receivable	9,539	-	57,926	-	100,971	74.3	137,261	35.9	**151,684**	**30,378**	**25.0**	**169,800**	**23.7**

Note: The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

10.Number of Customer Accounts (ACOM)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	3,035,706 (2,873,888)	4.9 (2.8)	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-1.7	**2,888,690**	**-44,059**	**-1.5**	**2,850,000**	**-1.8**
Unsecured Loans	3,021,780 (2,860,021)	4.9 (2.8)	3,017,837	-0.1	2,940,345	-2.6	2,890,353	-1.7	**2,876,210**	**-43,432**	**-1.5**	**2,838,150**	**-1.8**
Consumers	3,020,908 (2,859,149)	4.9 (2.8)	3,017,176	-0.1	2,939,945	-2.6	2,890,120	-1.7	**2,876,016**	**-43,317**	**-1.5**	**2,838,000**	**-1.8**
Commercials	872	-13.7	661	-24.2	400	-39.5	233	-41.8	**194**	**-115**	**-37.2**	**150**	**-35.6**
Secured Loans	13,926	3.3	14,493	4.1	13,728	-5.3	12,563	-8.5	**12,480**	**-627**	**-4.8**	**11,850**	**-5.7**
Credit Card Business	1,011,592	30.0	1,015,127	0.3	1,064,699	4.9	1,192,175	12.0	**1,221,052**	**30,718**	**2.6**	**1,213,800**	**1.8**
ACOM MasterCard	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	**1,220,853**	**30,721**	**2.6**	**1,213,800**	**1.8**
Installment Sales Finance	486,532	9.0	479,182	-1.5	387,261	-19.2	284,782	-26.5	**244,575**	**-87,782**	**-26.4**	**221,600**	**-22.2**

Notes :1.Loan Business: Number of customer accounts with outstanding balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.The figures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

11.Number of New Loan Customers (ACOM)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of New Loan Customers	443,538	0.1	408,146	-8.0	359,311	-12.0	340,033	-5.4	168,888	-7,200	-4.1	360,500	6.0
Unsecured Loans	442,184	0.0	406,693	-8.0	358,570	-11.8	339,567	-5.3	168,600	-7,256	-4.1	360,000	6.0
Consumers	442,165	0.0	406,685	-8.0	358,570	-11.8	339,567	-5.3	168,600	-7,256	-4.1	360,000	6.0
Commercials	19	5.6	8	-57.9	0	-100.0	0	-	0	-	-	0	-
Secured Loans	1,354	36.8	1,453	7.3	741	-49.0	466	-37.1	288	56	24.1	500	7.3

12.Number of Loan Business Outlets (ACOM)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Loan Business Outlets	1,761	20	1,716	-45	1,699	-17	1,785	86	1,901	199	11.7	2,000	215
Staffed	521	0	468	-53	381	-87	324	-57	299	-29	-8.8	273	-51
Unstaffed	1,240	20	1,248	8	1,318	70	1,461	143	1,602	228	16.6	1,727	266
QUIK MUJIN Machine	-	-	-	-	-	-	38	38	111	111	-	201	163

13.MUJINKUN (ACOM)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of MUJINKUN Outlets	1,749	16	1,705	-44	1,691	-14	1,744	53	1,787	90	5.3	1,796	52
Number of MUJINKUN Machine	1,751	16	1,706	-45	1,692	-14	1,745	53	1,788	90	5.3	1,797	52

14.Cash Dispensers and ATMs (ACOM)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Cash Dispensers and ATMs	49,777	18,958	69,215	19,438	76,282	7,067	81,736	5,454	81,493	-632	-0.8	-	-
Proprietary	2,068	15	2,026	-42	1,961	-65	1,891	-70	1,932	88	4.8	1,941	50
Open 365 Days/Year	2,059	13	2,020	-39	1,957	-63	1,888	-69	1,931	91	4.9	-	-
Open 24 Hours/Day	1,773	18	1,749	-24	1,705	-44	1,662	-43	1,705	89	5.5	-	-
Tie-up	47,709	18,943	67,189	19,480	74,321	7,132	79,845	5,524	79,561	-720	-0.9	-	-
Others	7,611	0	7,621	10	8,424	803	8,684	260	8,814	305	3.6	-	-

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

15.Employees (ACOM)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Employees	4,366	45	4,405	39	4,238	-167	4,096	-142	4,067	-170	-4.0	3,953	-143
Head Office	756	103	869	113	932	63	925	-7	925	5	0.5	941	16
Credit Supervision related	241	22	302	61	345	43	336	-9	338	16	5.0	348	12
Financial Service Business Division	3,610	-58	3,536	-74	3,306	-230	3,171	-135	3,142	-175	-5.3	3,012	-159
Contact Center	335	335	1,059	724	943	-116	887	-56	962	19	2.0	-	-
Credit Card/ Installment Business Dept.	231	15	228	-3	346	118	317	-29	305	-49	-13.8	262	-55
Guarantee Business Dept.	-	-	-	-	-	-	48	48	53	9	20.5	56	8

Note1: The number of employees as of March 2002 is adjusted based on new organization as of April 2002.
Note2: The number of employees as of March 2003 is adjusted according to organizational change in June 2003.

16.Average Loan yield (ACOM)

(%)

	2002/3		2003/3		2004/3		2005/3		2005/9		2006/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Average yield	23.80	-0.28	23.47	-0.33	23.23	-0.24	23.13	-0.10	23.09	-0.04	22.98	-0.15
Unsecured Loans	24.32	-0.43	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.47	-0.10	23.36	-0.19
Consumers	24.32	-0.44	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.47	-0.10	23.36	-0.19
Commercials	21.59	-1.29	20.04	-1.55	18.96	-1.08	17.12	-1.84	16.87	-0.44	15.54	-1.58
Secured Loans	12.13	0.80	12.15	0.02	12.16	0.01	12.27	0.11	12.38	0.16	12.29	0.02

Note: Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

17.Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (ACOM)

(Millions of yen)

	2002/3				2003/3				2004/3				2005/3				2005/9				2006/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Loans Receivable Outstanding	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,876,016	100.0	1,551,549	100.0	-	-	1,548,000	100.0
28.470% and Higher	167,997	5.6	62,372	4.0	129,643	4.3	49,475	3.1	100,931	3.4	39,701	2.5	78,365	2.7	31,483	2.1	69,614	2.4	28,331	1.8	-	-	23,700	1.5
27.375%	1,665,353	55.1	597,408	38.6	1,747,741	57.9	639,356	40.4	1,759,830	59.9	642,084	41.5	1,757,575	60.8	652,293	42.2	1,729,492	60.1	642,272	41.4	-	-	635,000	41.0
25.000% - 26.500%	644,128	21.3	349,436	22.6	595,372	19.7	345,529	21.9	545,094	18.5	338,972	21.9	524,539	18.2	343,838	22.3	519,396	18.1	346,465	22.3	-	-	345,800	22.3
20.000% - 24.820%	376,548	12.5	332,221	21.5	360,906	12.0	332,760	21.0	321,498	10.9	312,491	20.2	301,330	10.4	304,686	19.7	308,316	10.7	311,909	20.1	-	-	312,600	20.2
18.250% - 19.000%	49,736	1.7	93,180	6.0	51,353	1.7	96,294	6.1	46,184	1.6	87,939	5.7	41,830	1.5	79,546	5.1	40,132	1.4	75,824	4.9	-	-	75,600	4.9
15.000% - 18.000%	58,501	1.9	98,799	6.4	57,918	1.9	99,223	6.3	52,657	1.8	92,256	6.0	52,927	1.8	91,183	5.9	56,568	2.0	94,872	6.1	-	-	95,300	6.2
Less than 15.000%	58,645	1.9	14,431	0.9	74,243	2.5	19,485	1.2	113,751	3.9	34,827	2.2	133,554	4.6	42,263	2.7	152,498	5.3	51,872	3.4	-	-	60,000	3.9

18.Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

Classified Receiva Outstanding (Thousands of yen	2002/3				2003/3				2004/3				2005/3				2005/9				2006/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
≦100	438,426	14.5	20,039	1.3	446,625	14.8	20,603	1.3	440,892	15.0	20,278	1.3	433,121	15.0	19,936	1.3	431,475	15.0	20,019	1.3	-	-	20,100	1.3
100< ≦300	558,095	18.5	127,094	8.2	550,290	18.2	125,037	7.9	557,345	18.9	124,248	8.0	521,911	18.1	116,143	7.5	512,601	17.8	114,092	7.4	-	-	112,600	7.3
300< ≦500	1,396,722	46.2	643,286	41.6	1,367,116	45.4	631,290	39.9	1,298,519	44.2	599,785	38.7	1,295,695	44.8	599,363	38.8	1,291,538	44.9	598,441	38.6	-	-	595,400	38.5
500< ≦1,000	387,674	12.9	333,173	21.5	380,548	12.6	326,476	20.6	359,923	12.3	307,933	20.0	346,243	12.0	295,102	19.1	337,649	11.8	286,293	18.4	-	-	280,600	18.1
1,000<	239,991	7.9	424,257	27.4	272,597	9.0	478,716	30.3	283,266	9.6	496,029	32.0	293,150	10.1	514,749	33.3	302,753	10.5	532,701	34.3	-	-	539,300	34.8
Total	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,876,016	100.0	1,551,549	100.0	-	-	1,548,000	100.0

19.Number of New Customers by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen, %)

Annual Income (Millions of yen)	2002/3 Number of Accounts	2002/3 C.R. (%)	2002/3 Initial Average Lending Amount	2003/3 Number of Accounts	2003/3 C.R. (%)	2003/3 Initial Average Lending Amount	2004/3 Number of Accounts	2004/3 C.R. (%)	2004/3 Initial Average Lending Amount	2005/3 Number of Accounts	2005/3 C.R. (%)	2005/3 Initial Average Lending Amount	2005/9 Number of Accounts	2005/9 C.R. (%)	2005/9 Initial Average Lending Amount
≦2	101,134	22.9	133	96,455	23.7	136	86,242	24.1	123	83,370	24.5	134	41,988	24.9	137
2< ≦5	276,288	62.5	158	255,555	62.9	161	227,416	63.4	151	214,180	63.1	158	106,694	63.3	157
5< ≦7	42,720	9.6	204	36,465	8.9	204	30,252	8.4	193	28,065	8.3	199	13,439	8.0	190
7< ≦10	18,054	4.1	227	15,014	3.7	225	12,214	3.4	217	11,712	3.4	230	5,421	3.2	219
10<	3,969	0.9	246	3,196	0.8	239	2,446	0.7	229	2,240	0.7	247	1,058	0.6	235
Total	442,165	100.0	161	406,685	100.0	162	358,570	100.0	151	339,567	100.0	158	168,600	100.0	157

20.Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	2002/3 Exsisting Accounts (%)	2002/3 Write-offs Account (%)	2003/3 Exsisting Accounts (%)	2003/3 Write-offs Account (%)	2004/3 Exsisting Accounts (%)	2004/3 Write-offs Account (%)	2005/3 Exsisting Accounts (%)	2005/3 Write-offs Account (%)	2005/9 Exsisting Accounts (%)	2005/9 Write-offs Account (%)
Under 29	26.3	22.9	25.3	21.8	24.2	21.6	23.1	21.6	22.6	22.2
Age 30 - 39	28.1	27.3	28.7	28.0	29.3	28.5	29.5	28.7	29.4	28.2
Age 40 - 49	20.7	21.7	20.5	21.7	20.5	21.5	20.7	21.3	20.9	21.6
Age 50 - 59	17.7	19.6	17.9	19.7	18.0	19.3	18.3	19.0	18.5	19.0
Over 60	7.2	8.5	7.6	8.8	8.0	9.1	8.4	9.4	8.6	9.0
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

21.Composition Ratio of Customer Accounts by Gender [Unsec 21.Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2002/3 Exsisting Accounts (%)	2002/3 Write-offs Account (%)	2003/3 Exsisting Accounts (%)	2003/3 Write-offs Account (%)	2004/3 Exsisting Accounts (%)	2004/3 Write-offs Account (%)	2005/3 Exsisting Accounts (%)	2005/3 Write-offs Account (%)	2005/9 Exsisting Accounts (%)	2005/9 Write-offs Account (%)
Male (%)	73.3	70.0	73.3	69.2	73.4	69.0	73.5	69.5	73.5	69.7
Female (%)	26.7	30.0	26.7	30.8	26.6	31.0	26.5	30.5	26.5	30.3

22.Bad Debt Write-offs (ACOM)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Bad Debt Write-offs (Millions of yen)	54,251	22.2	81,608	50.4	112,598	38.0	108,446	-3.7	51,819	-2,294	-4.2	104,300	-3.8
Loans Receivable	51,003	19.0	75,428	47.9	103,093	36.7	97,166	-5.7	46,204	-2,282	-4.7	92,400	-4.9
Unsecured Loans	49,713	24.8	75,039	50.9	100,781	34.3	96,415	-4.3	45,892	-2,192	-4.6	91,700	-4.9
Secured Loans	1,290	-57.1	388	-69.9	2,312	494.8	750	-67.5	312	-90	-22.4	700	6.8
ACOM MasterCard	1,767	245.8	3,344	89.2	4,745	41.9	4,394	-7.4	1,961	-315	-13.9	4,000	-9.0
Installment Sales Finance	1,475	44.9	2,457	66.6	2,890	17.6	3,095	7.1	1,144	-466	-28.9	2,300	-25.7
Guarantee	12	-	306	-	1,860	506.1	3,785	103.5	2,507	770	44.4	5,600	47.9
Average Bad Debt Write-off Amounts per Account for Unsecured Loans (Thousands of yen)	332	4.1	363	9.3	395	8.8	408	3.3	424	17	4.2	-	-

Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	512	-	524	-	527	0.6	535	1.5	539	7	1.3	545	1.9

[Ratio of Bad Debt Write-offs]

Loans Receivable (%)	3.15	(0.29)	4.56	(1.41)	6.38	(1.82)	6.05	(-0.33)	2.87	(-0.13)	-	5.75	(-0.30)
Unsecured Loans	3.21	(0.42)	4.74	(1.53)	6.50	(1.76)	6.23	(-0.27)	2.95	(-0.14)	-	5.91	(-0.32)
Secured Loans	1.84	(-2.51)	0.54	(-1.30)	3.55	(3.01)	1.31	(-2.24)	0.56	(-0.10)	-	1.26	(-0.05)
ACOM MasterCard	5.63	(2.96)	8.13	(2.50)	10.32	(2.19)	8.98	(-1.34)	4.03	(-0.67)	-	7.90	(-1.08)
Installment Sales Finance	0.91	(0.23)	1.60	(0.69)	2.54	(0.94)	4.39	(1.85)	2.00	(0.20)	-	4.59	(0.20)

Guarantee	0.13	-	0.52	(0.39)	1.80	(1.28)	2.68	(0.88)	1.60	(0.21)	-	3.18	(0.50)

Note:1. Ratio of bad debt write-offs
Loan Business = Bad Debt Write-off of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard = Bad Debt Write-off of ACOM MasterCard / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivables
Gurantee= Bad Debt write-off of Gurantee / (Guranteed Loan Receivables plus Payments in Subrogation)
Note:2. Figures in brackets indicate year-on-year change in percentage points.

22-2.Unserured Loans Write-offs by Reasons (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3		2005/9	
Based on Receivables Outstanding		C.R. (%)		C.R. (%)		C.R. (%)		C.R. (%)		C.R. (%)		C.R. (%)
Amount of Bad Debt Write-offs (Millions of yen)	39,839	100.0	49,713	100.0	75,039	100.0	100,781	100.0	96,415	100.0	45,892	100.0
Personal Bankruptcy	15,376	38.6	20,238	40.7	30,492	40.6	35,672	35.4	27,464	28.5	11,649	25.4
Failure to Locate Borrowers	2,519	6.3	2,704	5.4	3,153	4.2	3,307	3.3	3,012	3.1	1,474	3.2
Borrowers' Inability of Making Repayments, etc.	16,579	41.6	18,332	36.9	26,726	35.7	38,708	38.4	40,639	42.2	19,664	42.8
ACOM's Voluntary Waiver of Repayments	5,365	13.5	8,439	17.0	14,668	19.5	23,093	22.9	25,298	26.2	13,103	28.6

23.Bad Debts (ACOM)

(Millions of yen)

	2002/3	%	2003/3	%	2004/3	%	2005/3	%	2005/9	%
Total Amount of Bad Debts	43,691	2.70	60,491	3.65	79,754	4.93	81,210	5.06	**91,438**	**5.68**
Loans to Borrowers in Bankruptcy or Under Reorganization	7,204	0.45	9,227	0.56	9,280	0.57	8,377	0.52	**7,924**	**0.49**
Applications for Bankruptcy are Proceeded	3,292	0.20	3,540	0.21	2,951	0.18	2,026	0.13	**1,691**	**0.11**
Applications for The Civil Rehabilitation are proceeded	1,659	0.10	2,853	0.17	3,633	0.22	3,176	0.20	**2,984**	**0.19**
Applications for The Civil Rehabilitation are determined	131	0.01	815	0.05	1,775	0.11	2,328	0.15	**2,491**	**0.15**
Loans in Arrears	20,972	1.30	31,128	1.88	36,632	2.27	35,310	2.20	**35,943**	**2.23**
Loans Past Due for Three Months or More	497	0.03	1,036	0.06	1,638	0.10	1,345	0.08	**2,066**	**0.13**
Restructured Loans	15,016	0.93	19,099	1.15	32,204	1.99	36,177	2.25	**45,504**	**2.83**

23-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2002/3	%	2003/3	%	2004/3	%	2005/3	%	2005/9	%
11days ≦ < 3 months	13,605	0.84	18,971	1.15	19,475	1.21	17,239	1.07	**22,587**	**1.40**
31days ≦ < 3 months	7,468	0.46	9,761	0.59	11,076	0.69	9,902	0.62	**11,557**	**0.72**
11days ≦ < 31 days	6,136	0.38	9,210	0.56	8,399	0.52	7,337	0.46	**11,030**	**0.69**

24.Allowance for Bad Debts (ACOM)

	2002/3	yoy %	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2005/9	yoy %	2006/3(E)	yoy %
Allowance for Bad Debts (Millions of yen)	77,700	25.5	107,700	38.6	129,400	20.1	122,400	-5.4	**117,000**	**-5.4**	**115,200**	**-5.9**
Ratio of Allowance for Bad Debts	4.36	-	5.91	-	7.37	-	7.15	-	**6.86**	**-**	**6.79**	**-**
General Allowance for Bad Debts	-	-	67,127	-	82,898	23.5	76,870	-7.3	**71,207**	**-8.7**	**69,200**	**-**
Unsecured Consumer Loans	-	-	59,980	-	74,888	24.9	69,348	-7.4	**64,375**	**-8.0**	**63,300**	**-**
Specific Allowance for Bad Debts	-	-	40,184	-	44,929	11.8	43,657	-2.8	**44,129**	**0.7**	**44,300**	**-**
Additional Allowance for Bad Debts	15,800	107.9	30,000	89.9	21,700	-27.7	-7,000	-132.3	**-5,400**	**5.3**	**-7,200**	**-2.9**
Allowance for Loss on Debt Guarantees	12	-	474	-	1,865	293.5	2,880	54.4	**2,990**	**17.7**	**3,480**	**20.8**
Additional Allowance	12	-	461	-	1,391	201.7	1,015	-27.0	**110**	**-83.7**	**600**	**-40.9**

Note:

Ratio of allowance for bad debts = Allowance for bad debts / Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance) ×100

25.Funds Procurement (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)		
		C.R.(%)		C.R.(%)		C.R.(%)		C.R.(%)		yoy %	C.R.(%)		yoy %	C.R.(%)
Borrowings	1,417,966	100.0	1,384,848	100.0	1,260,090	100.0	1,028,722	100.0	**987,297**	**-10.0**	**100.0**	**951,300**	**-7.5**	**100.0**
Indirect	1,035,186	73.0	1,053,068	76.0	951,210	75.5	719,842	70.0	**652,397**	**-18.2**	**66.1**	**626,300**	**-13.0**	**65.8**
City Banks	37,017	2.6	35,065	2.5	35,386	2.8	21,430	2.1	**19,785**	**-24.5**	**2.0**	-	-	-
Regional Banks	56,634	4.0	58,300	4.2	51,147	4.1	32,791	3.2	**23,803**	**-41.5**	**2.4**	-	-	-
Long-term Credit Banks	85,608	6.0	93,880	6.8	76,968	6.1	53,979	5.2	**41,049**	**-36.4**	**4.2**	-	-	-
Trust Banks	433,001	30.5	409,257	29.6	403,081	32.0	337,951	32.9	**306,433**	**-14.0**	**31.0**	-	-	-
Foreign Banks	46,000	3.3	63,000	4.5	37,500	3.0	6,500	0.6	**6,500**	**18.2**	**0.7**	-	-	-
Life Insurance Companies	268,215	18.9	263,779	19.0	245,773	19.5	189,090	18.4	**152,931**	**-28.6**	**15.5**	-	-	-
Non-Life Insurance Companies	51,434	3.6	50,043	3.6	44,723	3.5	29,439	2.9	**22,700**	**-37.8**	**2.3**	-	-	-
Others	57,277	4.1	79,744	5.8	56,632	4.5	48,662	4.7	**79,196**	**48.0**	**8.0**	-	-	-
Direct	382,780	27.0	331,780	24.0	308,880	24.5	308,880	30.0	**334,900**	**12.1**	**33.9**	**325,000**	**5.2**	**34.2**
Straight Bonds	295,000	20.8	295,000	21.3	285,000	22.6	265,000	25.8	**285,000**	**3.6**	**28.9**	-	-	-
Convertible Bonds	50,000	3.5	-	0.0	-	-	-	-	-	-	-	-	-	-
Commercial Paper	10,000	0.7	10,000	0.7	-	-	20,000	1.9	**30,000**	-	**3.0**	-	-	-
Securitization of Installment Sales Finance Receivable	3,900	0.3	2,900	0.2	-	-	-	-	-	-	-	-	-	-
Others	23,880	1.7	23,880	1.7	23,880	1.9	23,880	2.3	**19,900**	-	**2.0**	-	-	-
Short-term	13,562	1.0	16,400	1.2	11,500	0.9	22,500	2.2	**67,000**	-	**6.8**	**52,000**	**131.1**	**5.5**
Long-term	1,404,403	99.0	1,368,448	98.8	1,248,590	99.1	1,006,222	97.8	**920,297**	**-15.9**	**93.2**	**899,300**	**-10.6**	**94.5**
Fixed	1,154,619	81.4	1,171,837	84.6	1,093,395	86.8	900,468	87.5	**824,497**	**-15.0**	**83.5**	**809,500**	**-10.1**	**85.1**
Interest Rate Swaps (Notional)	96,648	6.8	142,310	10.3	188,321	14.9	161,712	15.7	**174,739**	**12.1**	**17.7**	-	-	-
Interest Cap (Notional)	117,000	8.3	117,000	8.4	82,000	6.5	82,000	8.0	**62,000**	**-24.4**	**6.3**	-	-	-
Average Interest Rate on Funds Procured During the Year	2.13	-	2.10	-	1.96	-	1.92	-	**1.86**	-	-	**1.87**	-	-
Average Nominal Interest Rate on Funds Procured During the Year	1.88	-	1.85	-	1.67	-	1.61	-	**1.49**	-	-	**1.53**	-	-
Floating Interest Rate	1.77	-	1.89	-	1.55	-	1.66	-	**1.25**	-	-	**1.32**	-	-
Fixed Interest Rate	2.21	-	2.14	-	2.04	-	1.96	-	**1.95**	-	-	**2.20**	-	-
Short-term	1.07	-	0.56	-	0.64	-	0.80	-	**0.25**	-	-	**0.43**	-	-
Long-term	2.19	-	2.11	-	1.96	-	1.92	-	**1.91**	-	-	**1.95**	-	-
Direct	1.88	-	1.86	-	1.82	-	1.80	-	**1.69**	-	-	**1.67**	-	-
Indirect	2.21	-	2.18	-	2.00	-	1.97	-	**1.93**	-	-	**1.96**	-	-

Term Average of Long-term Prime Rate	1.80	-	1.79	-	1.58	-	1.69	-	**1.52**	-	-	-	-	-

Notes:Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year

26.Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Cardholders	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,220,853	30,721	2.6	1,213,800	1.8
Tie-up Card	31,194	410.2	113,249	263.0	269,959	138.4	510,772	89.2	600,095	141,340	30.8	-	-
Number of Accounts with Shopping Receivables	215,733	86.6	287,999	33.5	336,008	16.7	304,233	-9.5	309,326	7,302	2.4	-	-
Card Shopping Receivables	31,388	63.8	41,114	31.0	45,941	11.7	48,833	6.3	48,579	243	0.5	50,400	3.2
Revolving Receivables	27,731	72.0	36,885	33.0	41,404	12.2	43,774	5.7	43,735	830	1.9	-	-
Operating Income	3,676	59.9	4,952	34.7	5,647	14.0	6,111	8.2	3,108	90	3.0	6,300	3.1
Number of Card Issuance Machines	1,200	-	1,180	-	1,185	-	1,197	-	1,196	14	1.2	-	-
MUJINKUN	894	-	877	-	897	-	935	-	941	17	1.8	-	-
Loan Business Outlets	306	-	303	-	288	-	262	-	255	-3	-1.2	-	-

27.Installment Sales Finance Business (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Customer Accounts	486,532	9.0	479,182	-1.5	387,261	-19.2	284,782	-26.5	244,575	-87,782	-26.4	221,600	-22.2
Installment Receivables	161,247	7.1	153,203	-5.0	113,934	-25.6	70,014	-38.5	56,783	-32,495	-36.4	49,600	-29.2
Adjusted Receivables	133,409	7.5	127,820	-4.2	96,764	-24.3	60,971	-37.0	49,873	-26,988	-35.1	43,600	-28.5
Operating Income	16,278	13.9	16,166	-0.7	13,799	-14.6	9,255	-32.9	3,132	-2,089	-40.0	5,300	-42.7
Ratio of Bad Debt Write-offs	0.91	-	1.60	-	2.54	-	4.39	-	2.00	0.20	-	4.59	0.20
Number of Merchant Venders	5,784	-	6,066	-	6,225	-	6,353	-	6,470	180	-	-	-

Note: "Number of Customer Accounts" indicates the number of contracts with receivable outstanding.

28.Guarantee Business (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2005/9			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Accounts with Outstanding Balance	32,432	-	156,256	-	269,977	72.8	345,573	28.0	367,680	52,801	16.8	377,500	9.2
Loan Guarantee receivables	9,539	-	57,926	-	100,971	74.3	137,261	35.9	151,684	30,378	25.0	169,800	23.7
Income from Guarantee Business	319	-	1,866	-	5,035	169.7	7,599	50.9	4,551	1,052	30.1	9,600	26.3

29.Financial Ratios (ACOM)

(%)

	2002/3		2003/3		2004/3		2005/3		2005/9		2006/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Dividend Pay-out Ratio	12.3	0.5	15.1	2.8	17.6	2.5	19.0	1.4	**24.1**	**8.4**	**26.0**	**7.0**
Shareholders' Equity Ratio	27.7 (27.6)	0.9 (0.8)	30.6 (29.8)	2.9 (2.2)	34.4 (32.7)	3.8 (2.9)	44.2 (41.3)	9.8 (8.6)	**46.4** **(43.0)**	**4.5** **(3.5)**	**47.9** **(44.1)**	**3.7** **(2.8)**
Dividend on Equity	2.0	0.1	1.8	-0.2	1.7	-0.1	1.8	0.1	**2.4**	**0.7**	**2.4**	**0.6**
Return on Equity (ROE)	17.5	0.1	12.6	-4.9	9.8	-2.8	10.7	0.9	**10.4**	**-1.4**	**9.4**	**-1.3**
Operating Profit to Total Assets	8.5	-0.4	6.8	-1.7	5.6	-1.2	7.1	1.5	**7.8**	**0.2**	**7.2**	**0.1**
Income Before Extraordinary Items to Total Assets	8.6	-0.3	6.9	-1.7	5.7	-1.2	7.1	1.4	**7.9**	**0.2**	**7.3**	**0.2**
Return on Assets (ROA)	4.8	0.3	3.7	-1.1	3.2	-0.5	4.2	1.0	**4.7**	**0.2**	**4.3**	**0.1**
Operating Margin	42.2	-1.0	34.0	-8.2	28.1	-5.9	34.8	6.7	**38.0**	**0.4**	**35.4**	**0.6**
Income Before Extraordinary Items to Operating Income	42.6	-0.8	34.5	-8.1	28.6	-5.9	35.2	6.6	**38.5**	**0.5**	**35.9**	**0.7**
Net Income Margin	23.6	1.6	18.5	-5.1	15.9	-2.6	20.6	4.7	**22.8**	**0.5**	**21.4**	**0.8**
Current Ratio	386.1	-9.1	448.6	62.5	469.9	21.3	445.7	-24.2	**404.4**	**-107.2**	**474.9**	**29.2**
Fixed Assets Ratio	25.4	-0.7	22.9	-2.5	21.5	-1.4	17.5	-4.0	**23.9**	**6.7**	**23.2**	**5.7**
Interest Coverage (times)	6.9	0.4	5.8	-1.1	5.4	-0.4	7.5	2.1	**9.2**	**1.5**	**8.6**	**1.1**

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed loans receivables.

<Reference> Financial Ratios (Consolidated)

	2002/3		2003/3		2004/3		2005/3		2005/9	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Shareholders' Equity Ratio	26.9 (26.8)	1.0 (0.9)	29.5 (28.8)	2.6 (2.0)	33.6 (32.0)	4.1 (3.2)	41.6 (40.1)	8.0 (8.1)	**43.5** **(41.8)**	**2.5** **(3.1)**
Return on Equity (ROE)	17.6	0.1	12.2	-5.4	10.5	-1.7	10.4	-0.1	**10.5**	**-1.2**
Return on Assets (ROA)	4.7	0.2	3.5	-1.2	3.3	-0.2	3.9	0.6	**4.5**	**0.2**

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed loans receivables.

30.Per Share Data (ACOM)

(Yen)

		2002/3	2003/3	2004/3	2005/3	**2005/9**	**2006/3(E)**
Net Income	Non-Consolidated	647.31	529.45	455.36	525.54	**290.52**	**539.40**
	Consolidated	653.18	513.09	487.78	516.24	**294.29**	**548.95**
Dividends		80.00	80.00	80.00	100.00	**70.00**	**140.00**
Shareholders' Equity	Non-Consolidated	3,969.80	4,411.62	4,834.51	5,447.18	**5,744.67**	**5,938.98**
	Consolidated	3,983.61	4,405.09	4,855.99	5,456.40	**5,762.61**	-

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

		2002/3	2003/3	2004/3	2005/3	**2005/9**	**2006/3(E)**
Net Income	Non-Consolidated	17.5	-18.2	-14.0	15.4	**1.4**	**2.6**
	Consolidated	17.7	-21.4	-4.9	5.8	**3.9**	**6.3**
Dividends		23.1	0.0	0.0	25.0	**55.6**	**40.0**
Shareholders' Equity	Non-Consolidated	15.8	11.1	9.6	12.7	**9.5**	**9.0**
	Consolidated	16.0	10.6	10.2	12.4	**9.5**	-

31.Shares Issued (ACOM)

(thousands)

	2002/3	2003/3	2004/3	2005/3	**2005/9**	**2006/3(E)**
Average Number of Shares Issued During the Year	146,417	146,283	144,089	157,867	**157,502**	-
Number of Shares Issued at Year-end	146,283	146,283	143,561	158,296	**157,142**	-

Notes: 1. From the fiscal year ended March 31, 2002, average number of treasury stocks during the year are excluded from the average number of shares issued during the year
2. From the fiscal year ended March 31, 2002, number of treasury stocks at the year-end are excluded from the number of shares issued at year-enc

32.DC Cash One Ltd.

	2004/3		2005/3		2005/9				2006/3(E)	
		YOY %		YOY %		YOY	YOY %	YTD %		YOY %
Receivable Outstanding (Millions of yen)	38,994	-	59,246	51.9	68,103	18,673	37.8	14.9	80,000	35.0
Number of Customer Accounts	107,857	-	150,074	39.1	163,612	32,734	25.0	9.0	175,050	16.6
Average Balance of Loans per Account (Thousands of yen)	362	-	395	9.1	416	38	10.1	5.3	457	15.7
Number of New Loan Customers	-	-	-	-	23,430	-	-	-	47,000	-
Number of Business Outlets	-	-	-	-	161	-	-	-	-	-
DC Cash One's Direct Outlets	-	-	-	-	2	-	-	-	2	-
Agency-type Outlets(ACOM)	-	-	-	-	159	-	-	-	-	-
Number of Employees	-	-	-	-	41	-	-	-	-	-
Average Loan Yield (%)	-	-	-	-	17.10	-	-	-	16.89	-

(Note) Receivable outstanding and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bering balance respectively.

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT 4

October 27, 2005

Increase in Interim Dividend and Revision of Year-end Dividend Forecast for the Fiscal Year Ending March 2006

The Board of Directors of ACOM CO., LTD. has decided at its meeting on October 27, 2005 to increase the interim cash dividend per share, and to revise the forecasted year-end cash dividend per share as described below.

1. Reason for the increase in interim dividend and the revision of year-end forecast
   With regard to dividend policy, it is our basic policy to attempt continuous profit distribution with enhanced cash dividend, taking into consideration the economic and financial situation and our own performance, etc. Hence, in order to respond our shareholders' support, we increase the interim dividend per share and revise year-end dividend forecast as follows;

2. Cash dividend for FY 2005 (From April 1, 2005 to March 31, 2006)

	Previous forecast (announced on April 27, 2005)	Revision	(Reference)Dividend in previous fiscal year (FY2004)
Interim cash dividend per share	55.00	70.00	45.00
Year-end cash dividend per share	55.00	70.00	55.00
Annual cash dividend per share	110.00	140.00	100.00

November 7, 2005

44th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 44th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans receivable, repayment of debt and payment of operating expenses, etc. Registration relating to the issuance was carried out on June 27, 2005 and became effective as of July 5, 2005.

Supplementary Information

Name of issuance	ACOM CO., LTD. 44th issuance of domestic unsecured straight bonds
Total value	10 billion yen
Interest rate	1.23% annually
Individual bond value	100 million yen
Issue price	Face value 100 yen
Redemption price	Face value 100 yen
Application period	November 7, 2005
Payment date	November 18, 2005
Maturation date	November 18, 2010
Application of funds procured	Extending loans receivable, repayment of debt, and payment of operating expenses, etc
Trustee	Nomura Securities Co., Ltd. Credit Suisse First Boston Securities (Japan) Limited
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Credit ratings	Japan Credit Rating Agency: A+
	Rating and Investment Information, Inc: A
	Fitch Ratings: A

EXHIBIT6

(*Brief Description*)

Supplemental Document to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

A supplement to the shelf registration statement (the "Supplement") is required to be filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") under the Securities and Exchange Law.

The Supplement was filed with the DKLFB on November 7, 2005, relating to the Unsecured Straight Bonds Forty-four Series (with the special covenant of rating *pari passu* solely with the other specified series of bonds) issued by ACOM CO., LTD. (the "Company"), which is worth ¥10,000 million of the aggregate principal amount and was issued through a public offering under the shelf registration statement that had been filed with the DKLFB on June 27, 2005 (the "2005 Shelf Registration Statement") which had become effective as of July 5, 2005.

The 2005 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the issuance through a series of public offerings of the Unsecured Straight Bonds, including the Unsecured Straight Bonds Forty-four Series, and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision of the shareholders of the Company is substantially contained in the Annual Report 2005, which was attached to our letter dated November 4, 2005 to the Securities and Exchange Commission ("SEC") under Rule 12g3-2(b) and the news release dated November 7, 2005 ("44th Issuance of Domestic Unsecured Straight Bonds") (Exhibit 5).

EXHIBIT 7

(Brief description)

December 2, 2005

Semi-Annual Business Report ("Key Note")

The 29th Fiscal Year
from April 1, 2005
to March 31, 2006

The Semi-Annual Business Report (the "Key Note") of ACOM CO., LTD. (the "Company") is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers and/or analysts from time to time.

The Key Note for the six months from April 1, 2005 to September 30, 2005 was sent to the shareholders of the Company in December 2, 2005.

The information in the Key Note which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2006 (Exhibit 2).

EXHIBIT 8

(Brief Description)

Amendment to
the Shelf Registration Statement

ACOM CO., LTD.

(504010)

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated June 27, 2005 (the "2005 Shelf Registration Statement") was filed with the DKLFB on December 9, 2005. The Amendment is intended to include the Semi-Annual Securities Report dated December 9, 2005 in the list of documents incorporated by reference into the 2005 Shelf Registration Statement and to correct the 2005 Shelf Registration Statement.

EXHIBIT 11

December 27, 2005

Notification of the Merger of Subsidiaries

ACOM CO., LTD. (ACOM) is pleased to inform you that the merger of its subsidiaries, IR Loan Servicing, Inc. (IR Loan Servicing) and DC Servicer company, Ltd. (DC Servicer) will be held on January 1, 2006. Specifics of the merger are as follows:

1. Purpose of the merger

   While aiming to strengthen and optimize the loan servicing business by integrating both companies' expertise and functions, ACOM intends to speed-up the growth of its Group's diversified financial businesses and increase its market share in the view of entire consumer credit market as well as expand its earning base.

2. Outline of the merger

(1) Schedule of the merger

Board of Directors in IR loan Servicing for the approval of the merger:
November 1, 2005

Board of Directors in DC Servicer for the approval of the merger:
November 2, 2005

General Shareholders' Meeting to approve the merger
November 18, 2005

The date of the merger:
January 1, 2006 (Scheduled)

Registration of the merger:
Beginning of January, 2006 (Scheduled)

(2) Method of the merger

The merger will be a consolidation take-over in which IR Loan Servicing will be the successor company. DC Servicer will be dissolved.

(3) Merger ratio 1 : 0.08

(One DC Servicer's common share will be exchanged to 0.08 IR Loan Servicing's common shares)

(4) Merger consideration

No consideration will be paid in this merger

3. Company Profile (As of October 3, 2005)

Corporate Name	IR Loan Servicing, Inc. (Amalgamated Company)	DC Servicer company, Ltd. (Predecessor Company)
Business Outline	Comprehensive loan servicing business including the purchase of loans and the collection of entrusted loans	Loan servicing business, Contraction for automated transfer/ Payment guidance service
Incorporated	June 27, 2000	April 25, 2000
Head Office	Trusty Koujimachi Bldg. (7th floor), 4 Koujimachi 3-chome, Chiyoda-ku, Tokyo, Japan	3-2, 1-chome, Dogenzaka, Shibuya-ku, Tokyo, Japan
Representative	Shinichi Yoshizawa	Akihide Izumi
Paid-in Capital	500 million yen	500 million yen
Number of Issued Shares	10,000 shares	10,000 shares
Shareholders' Equity	1,424,844 thousand yen	149,230 thousand yen
Total Assets	18,752,757 thousand yen	185,878 thousand yen
Date for the Settlement of Accounts	March 31	March 31
Number of Employees	232	27
Principal Customer	City banks and regional banks	DC Card Co., Ltd., etc
Principal Shareholders and Holding Ratio	ACOM CO., LTD. (80%) RISA Partners, Inc. (20%)	ACOM CO., LTD. (100%) *
Main Bank	Several regional banks	—

* ACOM CO., LTD.: 80%, RISA Partners, Inc.: 20% (as of November 22, 2005)

4. Recent Business Results

(Millions of yen)

	IR Loan Servicing, Inc.		DC Servicer company, Ltd.	
Date for the Settlement of Accounts	FY ended March 2004	FY ended March 2005	FY ended March 2004	FY ended March 2005
Operating Income	2,812	8,839	282	274
Operating Profit	79	497	(58)	(64)
Income before Extraordinary Items	36	349	(52)	(62)
Net Income	57	199	(53)	(62)

5. Company Profile after the merger

(1) Corporate Name: IR Loan Servicing, Inc.

(2) Business Outline: Comprehensive loan servicing business including the purchase of loans and the collection of entrusted loans

(3) Head Office: Trusty Koujimachi Bldg. (7th floor) 4 Koujimachi 3-chome, Chiyoda-ku, Tokyo

(4) Representative: Shinichi Yoshizawa

(5) Paid-in Capital: 520 million yen

(6) Date for the Settlement of Accounts: March 31

(7) Effect on ACOM's Performance:

The merger's impact on ACOM's consolidated business results is negligible.

EXHIBIT9

(Brief description)

December 9, 2005

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1
of the Securities and Exchange Law)

The 29th Fiscal Year
from April 1, 2005
to March 31, 2006

This Semi-Annual Securities Report for the six months from April 1, 2005 to September 30, 2005 (the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 9, 2005 with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The Semi-Annual Securities Report is made available for public inspection at the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

A certain information concerning the business of ACOM CO., LTD. (the "Company") on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, shares, and financial position, is included in the Semi-Annual Securities Report pursuant to a requirement under the Japanese laws and regulations, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the six months from April 1, 2005 to September 30, 2005.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2006 (Exhibit 2).

EXHIBIT 10

December 16, 2005

Notification of the Merger of Subsidiaries

On December 16, 2005, the Board of Directors of ACOM CO., LTD. (hereinafter ACOM) resolved the merger of its wholly owned subsidiaries, ACOM (U.S.A.) INC. and ACOM INTERNATIONAL, INC. on December 31, 2005. Specifics of the merger are as follows:

1. Purpose of the Merger
   ACOM intends to improve the efficiency of its Group assets and strengthen the financial foundation of its subsidiaries.

2. Method of the Merger
   The merger will be a consolidation take-over in which ACOM (U.S.A.) INC. will be the successor company and ACOM INTERNATIAL, INC. will be dissolved.

3. Schedule of the Merger
   Board of Directors for the approval of the merger:
      December 19, 2005 (Scheduled)
   General meeting of shareholders for the approval of the merger:
      December 19, 2005 (Scheduled)
   Date of the merger:
      December 31, 2005
4. Effect on ACOM's Performance
   It is expected to have a nominal impact on ACOM's consolidated business results for fiscal year ending March 2006.

<Reference>
Company Profile (As of November 30, 2005)

Corporate Name	ACOM (U.S.A.) INC. (Amalgamated Company)	ACOM INTERNATIONAL, INC. (Predecessor Company)
Business Outline	Real Estate Rental Service (Operation is being suspended at present)	Same as left
Incorporated	December 23, 1986	Same as left
Head Office	229 South State Street, Dover, Kent, Delaware, U.S.A.	Same as left
Representative	Hiroshi Hase	Same as left
Paid-in Capital	US$17 million	Same as left